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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NPS PHARMACEUTICALS, INC.
(Name of Subject Company)

NPS PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62936P103
(CUSIP Number of Class of Securities)

Christine Mikail
Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, New Jersey 07921
(908) 450-5300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is NPS Pharmaceuticals, Inc., a Delaware corporation ("NPS" or the "Company"). The Company's principal executive offices are located at 550 Hills Drive, Bedminster, New Jersey 07921. The Company's telephone number at this address is (908) 450-5300.

Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.001 per share (the "Common Stock" or the "Shares"). As of January 19, 2015, there were 107,168,301 Shares outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address.

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. The Company's website address is www.npsp.com. The information on the Company's website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer and Merger.

        This Schedule 14D-9 relates to the cash tender offer by Knight Newco 2, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of each of Shire Pharmaceutical Holdings Ireland Limited ("SPHIL"), a company incorporated in Ireland, and Shire plc ("Shire"), a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase any and all of the outstanding Shares, for $46.00 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2015 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended, the "Schedule TO") filed with the U.S. Securities and Exchange Commission (the "SEC") on January 23, 2015, by Purchaser, SPHIL and Shire. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 11, 2015 (as amended or supplemented from time to time, the "Merger Agreement"), by and among the Company, SPHIL, Purchaser and, solely for the limited purposes set forth therein, Shire. A summary of the Merger Agreement is contained in Section 13 in the Offer to Purchase and is incorporated herein by reference. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser and further provides that, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (and in no event later than the business day after the date such conditions have been satisfied or waived), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly owned subsidiary of SPHIL (the "Surviving Corporation"). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), no stockholder vote will be required to consummate the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), any Shares not purchased pursuant to the Offer (other than Shares owned by stockholders who are entitled to demand and properly demand appraisal rights in accordance with Section 262 of the DGCL and who have otherwise complied with all applicable provisions of Section 262 of the DGCL, and Shares owned by the Company or held by the Company as treasury stock (other than Shares in a company benefit plan)) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes (the "Merger Consideration"). At the time and date on which Shares are first accepted for payment under the Offer (the "Acceptance Date"), each outstanding option to purchase shares of Common Stock (each, a "Company Stock Option") granted under the Company's equity plans that is outstanding and unexercised, whether vested or unvested, will be cancelled, and each holder thereof shall receive a single lump sum cash payment, subject to any applicable withholding taxes, without interest, equal to the product obtained by multiplying (i) the total number of shares of Common Stock previously subject to such Company Stock Option and (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock previously subject to such Company Stock Option. Company restricted stock units and deferred stock units (collectively, "Company Stock Units"), whether vested or unvested, will also be cashed out at the Offer Price at the Acceptance Date in accordance with the terms of the Merger Agreement.

        The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, February 20, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.

        The Offer to Purchase states that Shire's principal executive offices are located at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland, and its telephone number at that address is +353 1 429 7700. The Offer to Purchase states that SPHIL's principal executive offices are located at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland, and its telephone number at that address is +353 1 429 7700. The Offer to Purchase states that Purchaser's principal executive offices are located at 300 Shire Way, Lexington, Massachusetts 02421, and its telephone number at that address is (617) 349-0200.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between NPS or its affiliates, on the one hand, and (i) NPS or any of its executive officers, directors or affiliates or (ii) SPHIL, Purchaser, Shire or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with SPHIL and Purchaser.

        In connection with the Offer and the Merger, SPHIL, Purchaser, Shire and the Company entered into the Merger Agreement, and the Company and Shire Human Genetic Therapies, Inc., a Delaware corporation and affiliate of Shire ("SHGT"), entered into a Confidentiality Agreement dated as of December 16, 2014 (the "Confidentiality Agreement").

The Merger Agreement.

        The summary of the material terms of the Merger Agreement set forth in Section 13 in the Offer to Purchase and the description of the conditions to the Offer contained in Section 15 in the Offer to Purchase are incorporated herein by reference. The summary description has been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Shire, SPHIL, Purchaser, NPS or their respective affiliates. The representations, warranties and covenants contained in the Merger

Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Shire's or NPS's stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Shire, SPHIL, Purchaser, NPS or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Shire and NPS publicly file with the SEC. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Schedule 14D-9 not misleading.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

        On December 16, 2014, the Company and SHGT entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information, SHGT agreed, subject to certain exceptions, that for a period of three (3) years from the date of the Confidentiality Agreement, it would, and would cause Shire and its affiliates to, treat such information confidentially, and that it and its Representatives (as defined in the Confidentiality Agreement) would use such information solely for the purpose of considering, evaluating, negotiating and/or implementing a possible negotiated transaction with the Company. The Confidentiality Agreement also includes a standstill provision that is subject to certain exceptions. For more information, see "Section 13. The Transaction Documents—The Transaction Documents—The Confidentiality Agreement" in the Offer to Purchase.

        The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company.

        The Company's executive officers and directors may have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from or in addition to those of the Company's stockholders generally. The Company's Board of Directors (the "Board") was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation."

Treatment of Outstanding Shares Owned by Executive Officers and Directors of the Company.

        The Company's executive officers and directors who tender their Shares in the Offer will receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares. As of January 19, 2015, the executive officers and directors of the Company owned an aggregate of 526,146 Shares, excluding Shares issuable upon the exercise of Company Stock Options and the settlement of Company Stock Units. If the executive officers and directors of the Company were to tender all of the 526,146 Shares owned by them as of January 19, 2015 in the Offer and those shares were accepted for payment and purchased by Purchaser, the executive officers and directors would receive an aggregate of $24,202,716 in cash, assuming that the price paid per Share in the Offer is $46.00.

        If the executive officers and directors do not tender the Shares they own in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other stockholders of the Company, and the executive officers and directors would receive an aggregate of $24,202,716 in cash (i.e., the same amount which such group would have received had all such Shares been tendered and purchased in the Offer), assuming that the applicable amount payable per Share in connection with the closing of the Merger is $46.00.

        The following table summarizes, as of January 19, 2015, the number of Shares owned by the executive officers and directors of the Company (excluding Shares issuable upon the exercise of Company Stock Options and the settlement of Company Stock Units) and the cash consideration that each of them will be entitled to receive in respect of those Shares in connection with the Offer or the Merger.

	No. of Shares Owned (#)	Value of Shares Owned ($)
Executive Officers
Francois Nader	213,160	9,805,360
Luke Beshar	64,586	2,970,956
Roger Garceau	53,446	2,458,516
Eric Pauwels	20,645	949,670
Susan Graf	4,450	204,700
Paul Firuta	1,114	51,244
Robin Friedman	522	24,012
Christine Mikail	0	0
Joseph Rogus	16,384	753,664
Non-Employee Directors
Michael W. Bonney	13,900	639,400
Colin Broom	24,313	1,118,398
Georges Gemayel	9,000	414,000
Pedro Granadillo	30,413	1,398,998
James G. Groninger	9,188	422,648
Pierre Legault	0	0
Rachel R. Selisker	7,400	340,400
Peter G. Tombros	57,625	2,650,750

Treatment of Company Stock Options Held by Executive Officers and Directors of the Company.

        The Merger Agreement provides that, at the Acceptance Date, each outstanding Company Stock Option (whether or not exercisable and whether vested or unvested) will be cancelled in exchange for a single lump sum cash payment (subject to any applicable withholding taxes), without interest, in an amount equal to the product of (i) the number of Shares subject to such Company Stock Option (whether vested or unvested) and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option. The applicable amount will be paid promptly following the Acceptance Date.

        The following table summarizes, as of January 19, 2015, the outstanding vested and unvested Company Stock Options held by the executive officers and directors of the Company and the cash consideration that each of them will become entitled to receive in respect of those outstanding Company Stock Options, assuming continued employment or service as a director, as applicable, through the Acceptance Date and based on the Offer Price of $46.00.

	No. of Shares Subject to Vested Options (#)	Weighted Average Exercise Price of Vested Options ($)(1)	No. of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price of Unvested Options ($)(1)	Total Cash Spread Value of Vested and Unvested Options ($)
Executive Officers
Francois Nader	737,364	5.89	260,089	20.62	36,173,788
Luke Beshar	11,872	8.23	97,692	17.91	3,192,966
Roger Garceau	235,323	5.20	95,067	18.17	12,246, 328
Eric Pauwels	176,391	7.26	97,738	14.86	9,876,355
Susan Graf	18,000	14.90	41,874	21.53	1,584,586
Paul Firuta	0	0.00	58,421	23.38	1,321,483
Robin Friedman	0	0.00	37,390	23.38	845,762
Christine Mikail	0	0.00	79,453	23.38	1,797,227
Joseph Rogus	161,365	4.86	36,641	18.78	7,636,285
Non-Employee Directors
Michael W. Bonney	36,000	4.24	0	0.00	1,503,360
Colin Broom	36,000	4.95	0	0.00	1,477,800
Georges Gemayel	38,843	6.95	17,657	6.95	2,206,325
Pedro Granadillo	36,000	6.25	0	0.00	1,431,000
James G. Groninger	26,000	4.24	0	0.00	1,085,760
Pierre Legault	0	0.00	20,257	27.29	379,008
Rachel R. Selisker	0	0.00	0	0.00	0
Peter G. Tombros	36,000	4.24	0	0.00	1,503,360

(1)
Weighted average exercise price numbers are rounded up or down to the nearest cent.

Treatment of Company Stock Units Held by Executive Officers and Directors of the Company.

        The Merger Agreement provides that, at the Acceptance Date, each outstanding Company Stock Unit (whether vested or unvested) will be cancelled in exchange for a lump sum cash payment (subject to any applicable withholding taxes) in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company Stock Unit (whether vested or unvested), which number, in the case of Company Stock Units subject to performance vesting criteria, shall be determined as if the applicable performance objectives had been achieved at the target performance level. The applicable amount will be paid promptly following the Acceptance Date.

        The following table summarizes, as of January 19, 2015, the outstanding Company Stock Units held by the executive officers and directors of the Company, and the cash consideration that each of them may become entitled to receive in respect of those outstanding Company Stock Units, assuming continued employment or service as a director, as applicable, through the Acceptance Date and based on the Offer Price of $46.00.

	Aggregate No. of Company Stock Units (#)	Resulting Consideration ($)
Executive Officers
Francois Nader	279,653	12,864,038
Luke Beshar	41,526	1,910,196
Roger Garceau	47,727	2,195,442
Eric Pauwels	44,430	2,043,780
Susan Graf	15,915	732,090
Paul Firuta	21,386	983,756
Robin Friedman	13,687	629,602
Christine Mikail	29,085	1,337,910
Joseph Rogus	14,951	687,746
Non-Employee Directors
Michael W. Bonney	167,608	7,709,968
Colin Broom	34,331	1,579,226
Georges Gemayel	10,196	469,016
Pedro Granadillo	15,031	691,426
James G. Groninger	125,611	5,778,106
Pierre Legault	0	0
Rachel R. Selisker	148,646	6,837,716
Peter G. Tombros	175,639	8,079,394

Severance and Change in Control Arrangements for Executive Officers.

  Change in Control Severance Pay Plan.

        The Company's amended and restated NPS Pharmaceuticals, Inc. Change in Control Severance Pay Plan (the "Plan") applies to each full-time employee of the Company and each other employee (including probationary and fixed term employees) primarily providing services outside the United States. The Plan covers each of the Company's executive officers and provides them with severance payments and benefits materially consistent with those provided under the Company's previous plan. In the case of executive officers, the Plan provides that if a participant's employment is terminated within 24 months following a "change in control" (which includes consummation of the Offer), either by the Company without "Cause" (as defined in the Plan) or by the participant following the executive's job prospects being "Materially Altered" (as defined in the Plan and described below), the executive will be entitled to receive:

  •
  A lump sum cash payment in an amount equal to a multiple of the executive's annual base salary and, in the case of certain employees including the executive officers, the employee's target short-term incentive, which multiple is two for the CEO and 1.5 for the Company's other executive officers;

  •
  A lump sum cash payment in an amount equal to the executive's short-term incentive target pro-rated for the year in which the severance event occurs;

  •
  Reimbursement for the total premium cost for medical and dental benefits under the Consolidated Omnibus Reconciliation Act (COBRA) for the severance period or until such executive secures other benefits, whichever occurs first; and

  •
  Outplacement counseling services for a period of 12 months for executives.

        The provision of payments and benefits described above is conditioned upon the participant's execution of a release of claims.

        For the purposes of the executives covered by the Plan, "Materially Altered" or "Material Alteration" generally means: (i) a material diminution in the covered employee's base compensation or target incentive opportunity, (ii) a material change in the geographical location at which the covered employee must perform his or her duties as an employee of the Company or (iii) a material reduction in the covered employee's authority, duties or responsibilities.

Potential Payments to Executive Officers in Connection with Certain Terminations of Employment.

        The following table sets forth the cash severance payments and the estimated value of the other benefits that the executive officers of the Company would be entitled to receive upon a qualifying termination of employment under the Plan based on the compensation and benefit levels in effect as of January 19, 2015, and assuming that the closing of the Merger occurs on February 27, 2015, and that each executive officer experiences a simultaneous qualifying termination of employment.

        The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth. In addition, the amounts set forth in the table are determined without regard to any accelerated equity incentive compensation vesting, which is more fully described above under "—Treatment of Company Stock Options Held by Executive Officers and Directors of the Company" and "—Treatment of Company Stock Units Held by Executive Officers and Directors of the Company."

	Estimated Cash Severance Payments ($)	Estimated Value of Additional Benefits ($)	Total Amount of Estimated Cash Payments and Benefits ($)
Executive Officers
Francois Nader	2,426,667	24,000	2,450,667
Luke Beshar	990,000	30,000	1,020,000
Roger Garceau	990,000	30,000	1,020,000
Eric Pauwels	890,500	30,000	920,500
Susan Graf	645,833	30,000	675,833
Paul Firuta	780,000	30,000	810,000
Robin Friedman	704,000	30,000	734,000
Christine Mikail	845,000	—	845,000
Joseph Rogus	729,167	2,000	731,167

Authorization to Grant Retention Awards.

        Purchaser and SPHIL have agreed that prior to the Effective Time, the Company will be permitted to (i) establish an executive retention plan with a total retention pool of $10,000,000 in cash and restricted stock units (the cash portion of which will vest upon the closing of the Merger), to be awarded at the discretion of the Company's Chief Executive Officer and the Board in consultation with SPHIL; (ii) establish a non-executive retention plan (with participants to be determined in consultation with SPHIL), with aggregate potential liability totaling $6,000,000 in cash and payable at the closing of the Merger, to be awarded at the discretion of the Company's Chief Executive Officer and the Board in consultation with SPHIL; and (iii) offer cash incentives, not to exceed $1,814,150 in the aggregate, to newly and recently hired employees, as additional retention incentives in lieu of the option grants ordinarily provided to such employees.

Post-Closing Employee Benefits.

        The Merger Agreement provides that during the period beginning at the Effective Time and ending on December 31, 2015, SPHIL will, or will cause its subsidiaries to, provide to each employee who is actively employed by the Company or its subsidiaries at the Effective Time (i) base salary or base wages and cash target bonus opportunity provided to such employee immediately prior to the Acceptance Date and (ii) benefits (other than equity compensation and long-term incentives, change in control, retention, transition, stay or similar arrangements) that are substantially comparable in the aggregate to the benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) as in effect immediately prior to the Acceptance Date. From and after the Effective Time, SPHIL will, and will cause the Surviving Corporation to, honor and perform the obligations of the Company or any of its subsidiaries under certain benefit plans and employment or other similar agreements to which the Company or any of its subsidiaries is a party.

        The Merger Agreement further provides that, with certain exceptions, credit for service with the Company will be provided to employees of the Company for purposes of eligibility, vesting (other than for purposes of future equity grants) and determination of level of certain benefits under any benefit plans of SPHIL, the Surviving Corporation or any of their respective subsidiaries in which such employees participate to the same extent recognized by the Company immediately prior to the Acceptance Date.

Golden Parachute Compensation.

        For further information with respect to the arrangements between the Company and its named executive officers described in this Item 3, see the information included under "Item 8. Additional Information—Golden Parachute Compensation" below (which is incorporated into this Item 3 by reference).

Effect of the Offer on Directors' and Officers' Indemnification and Insurance.

        Purchaser and SPHIL have agreed that for a period of six years after the Effective Time, SPHIL will cause the Surviving Corporation to (i) indemnify and hold harmless the present and former officers and directors of the Company (each such person, an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or any other applicable law or provided under the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement, and (ii) maintain in effect provisions in the Surviving Corporation's certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

        For additional information relating to the Company's indemnification obligations with respect to its directors and officers, see the information in "Item 8. Other Items—Indemnification of Directors and Officers" below.

        In addition, the Surviving Corporation will either maintain in effect for six years after the Effective Time the Company's directors' and officers' insurance policies and fiduciary liability insurance policies (collectively, "D&O Insurance") in place as of the date of the Merger Agreement, or purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date of the Merger Agreement.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board.

        At a meeting held on January 11, 2015, the Board unanimously (a) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (b) approved, adopted and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (c) resolved to recommended that the Company's stockholders accept the Offer.

        Accordingly, the Board unanimously recommends that Company stockholders accept the Offer and tender their Shares in the Offer.

Background of the Offer; Reasons for Recommendation.

Background of the Offer.

        The Board, along with the Company's senior management, regularly reviews and evaluates the Company's businesses, operations and long-term strategic plans, as well as the trends in the industry in which the Company operates, all with the objective of maximizing stockholder value. From time to time, these reviews and evaluations have included potential business combinations, strategic partnerships, mergers and acquisitions with third parties.

        On October 9, 2014, an executive at a biopharmaceutical company ("Party A") contacted Francois Nader, the Company's President and Chief Executive Officer, and indicated that Party A wished to explore a possible combination of Party A with the Company. No offer price or other terms of any such transaction were proposed by Party A. Dr. Nader indicated that he would discuss Party A's interest with the Board. Later that day, Dr. Nader informed Peter Tombros, Chairman of the Board, of this discussion.

        On October 23, 2014, the U.S. Food and Drug Administration (the "FDA") extended the Company's Prescription Drug User Fee Act ("PDUFA") action date for the Company's Natpara Biologics License Application by three months from October 24, 2014 to January 24, 2015. The FDA extended the action date to provide time for a full review of a major amendment; such extensions are provided for by regulation. In addition, the FDA requested that the Company submit a Risk Evaluation and Mitigation Strategy for Natpara.

        On November 3, 2014, the Board held a regularly scheduled meeting attended by, at the Board's invitation, members of Company's senior management. When the Board addressed the outreach from Party A, representatives of the Company's legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") joined the meeting. In addition, a director of the Company ("Director A"), who was also an executive and director of Party A, but who had not been involved in the October 9, 2014 outreach made by Party A to Dr. Nader, left the meeting. The Board then discussed the unsolicited outreach by Party A and the directors other than Director A unanimously determined that such a combination was not strategically attractive to, or in the best interests of, the Company or its stockholders based on a lack of strategic fit. The Board then discussed with Skadden Arps possible governance structures in light of the possibility that Party A may seek to pursue discussions with the Company and Director A's role on the boards of directors of both companies. The Board determined to establish a committee consisting of all directors other than Director A (the "Strategic Committee") to conduct the business of the Board without the involvement of Director A, where appropriate. The Strategic Committee requested that Dr. Nader communicate to Party A its determination with respect to Party A. Thereafter, Dr. Nader told a representative of Party A that the Company was not interested in pursuing a combination at this time. Thereafter, Party A did not follow up with the Company regarding an interest in a possible combination.

        On November 14, 2014, Flemming Ornskov, MD, Shire's Chief Executive Officer, left a message with Dr. Nader's office wanting to speak with him.

        On November 15, 2014, Dr. Ornskov and Dr. Nader held a call during which Dr. Ornskov expressed Shire's interest in potentially acquiring the Company at a price of $41.00 per Share in cash. Immediately following the call, Dr. Ornskov delivered a written proposal reflecting a non-binding, all-cash proposal to acquire the Company for $41.00 per Share, which proposal indicated Shire's confidence that a definitive agreement could be announced in advance of Natpara's PDUFA action date on January 24, 2015.

        On November 16, 2014, the Strategic Committee convened by teleconference to discuss the proposal from Shire. Certain members of the Company's senior management and representatives of the Company's long-time financial advisors, Goldman Sachs & Co. ("Goldman Sachs") and Leerink Partners LLC ("Leerink"), and Skadden Arps also participated in the meeting, at the Strategic Committee's invitation. A representative of Skadden Arps discussed the fiduciary duties of members of the Board and the Strategic Committee in evaluating Shire's proposal and in reviewing other potential strategic alternatives. Representatives of Goldman Sachs and Leerink also provided their preliminary assessment of Shire's proposal, including that such proposal appeared to be credible and that Shire likely was serious about pursuing an acquisition of the Company. In addition, the Strategic Committee discussed Shire's proposal in light of potential risks and opportunities for the Company's businesses. The members of the Strategic Committee then discussed potential responses to Shire. The Strategic Committee requested that the Company's management complete its in-process update to the Company's long-range plan, which had previously been presented to the Board on a regular basis. In addition, the Strategic Committee requested that Goldman Sachs and Leerink provide their preliminary financial analysis of the Company, including valuation considerations, to the Strategic Committee before determining how to respond to Shire. The Strategic Committee authorized Dr. Nader to contact Dr. Ornskov to indicate the ongoing consideration of the proposal. Dr. Nader communicated this message to Dr. Ornskov by email on November 17, 2014.

        Between November 17, 2014 and November 28, 2014, members of the Company's senior management worked to update the Company's long-range plan.

        On November 30, 2014, the Strategic Committee convened by teleconference. Certain members of the Company's senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Strategic Committee's invitation. The Strategic Committee reviewed the updated long-range plan, and representatives of Goldman Sachs and Leerink reviewed their preliminary financial analysis, including certain valuation considerations. The Strategic Committee discussed Shire's proposal as well as the Company's future prospects as a standalone entity and other potential strategic alternatives available to the Company. Following this discussion, the Strategic Committee determined that a sale of the Company may be attractive and in the best interests of the Company's stockholders, but that an increase in the offer price should be pursued. The Strategic Committee therefore instructed Dr. Nader to inform Dr. Ornskov that Shire's November 14 proposal was inadequate.

        On December 1, 2014, Dr. Nader called Dr. Ornskov to discuss the Strategic Committee's feedback in response to Shire's proposal. Dr. Nader informed Dr. Ornskov that $41.00 per Share was not sufficient to provide a basis for further discussions. Dr. Ornskov indicated that he would discuss the Strategic Committee's feedback with the board of directors of Shire and respond shortly.

        On December 5, 2014, Dr. Ornskov called Dr. Nader to revise Shire's non-binding proposal to $45.00 per Share. Immediately following the call, Dr. Ornskov delivered a written proposal reflecting a non-binding, all-cash proposal to acquire the Company for $45.00 per Share, stating that such proposal represented a "full and fair value" for the Company. In its letter, Shire also reiterated its confidence that a definitive agreement could be announced in advance of Natpara's PDUFA action date on January 24, 2015, and expressed a desire to begin due diligence immediately. Promptly following his call with Dr. Ornskov, Dr. Nader distributed the revised proposal to the Strategic Committee.

        On December 6, 2014, the Strategic Committee convened by teleconference. Certain members of the Company's senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Strategic Committee's invitation. Dr. Nader reviewed his December 5, 2014 call with Dr. Ornskov. Representatives of Goldman Sachs and Leerink provided their preliminary assessment of the revised proposal. After discussion, the Strategic Committee determined that, while the Strategic Committee and the Board had made no decision with respect to the potential sale of the Company, Shire's proposal was attractive and that it was in the best interests of the Company's stockholders to give Shire the opportunity to conduct limited due diligence and access to certain members of senior management for the purpose of encouraging Shire to increase its offer.

        On December 9, 2014, Dr. Nader communicated this message to Dr. Ornskov.

        On December 16, 2014, the Company and Shire executed a confidentiality agreement, which included customary standstill provisions applicable to Shire and its affiliates for a period of 12 months.

        Beginning on December 17, 2014, the Company made available to Shire certain targeted, non-public information through an electronic data room.

        Also on December 17, 2014, rumors of a possible offer or transaction by Shire to acquire the Company were publicly reported. On that day, the trading price of the Common Stock closed at $36.10, an increase of approximately 18.5% over the $30.47 closing price of the Common Stock on December 16, 2014, the immediately prior trading day.

        On December 18, 2014, a biopharmaceutical company ("Party B") reached out to Leerink seeking a meeting in January to discuss a possible stock-for-stock business combination with the Company. No price or terms of any such transaction were proposed by Party B.

        On December 19, 2014, the Company hosted confidential management presentations with representatives of the Company's and Shire's respective management teams, as well as representatives of Goldman Sachs, Leerink, and Shire's financial advisors, Citigroup Global Markets Inc. and Lazard Frères & Co. LLC. The Company delivered a full-day management presentation to Shire.

        On December 20, 2014, Dr. Nader provided an overview to the Strategic Committee of the management presentations given to Shire.

        On December 29, 2014, representatives of the Company and Shire engaged in due diligence calls regarding tax and finance matters, as well as commercialization matters related to the Company's products.

        On December 31, 2014, Dr. Ornskov called Dr. Nader and reaffirmed Shire's all-cash proposal of $45.00 per Share and indicated that Shire's willingness to offer $45.00 per Share was contingent on reaching an agreement on a transaction quickly. Promptly following the discussion, Dr. Nader notified Mr. Tombros of the reaffirmed offer.

        On January 1, 2015, Dr. Nader called Dr. Ornskov to further discuss the $45.00 per Share proposal. Dr. Nader informed Dr. Ornskov that the Strategic Committee would meet on January 2, 2014 and would review Shire's reaffirmed offer, but Dr. Nader noted that the Strategic Committee had expected an increase in Shire's previous offer of $45.00 per Share, and so he encouraged Dr. Ornskov to make his best possible proposal. Dr. Ornskov responded that Shire could increase its offer to $46.00 per Share, and indicated that the $46.00 per Share all-cash offer was Shire's best and final offer and was contingent on reaching a definitive agreement on the transaction quickly.

        On January 2, 2015, the Strategic Committee convened by teleconference. Certain members of the Company's senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Strategic Committee's invitation. Dr. Nader described in detail the conversation with Dr. Ornskov to the Strategic Committee. The Strategic Committee members expressed their preliminary views regarding the offer and discussed the Company's strategic plan and the risks and potential rewards to the Company's stockholders of remaining an independent company. The Strategic Committee further discussed that it appeared that Shire was prepared to fully accept any risk of the decisions made by the FDA for Natpara and thus provide certainty to the Company's stockholders through the $46.00 per Share proposal. The Strategic Committee members extensively discussed the offer from Shire at $46.00 per Share in cash, and reviewed with Goldman Sachs and Leerink the financial analysis, including valuation considerations, they previously provided. Following such discussion, the Strategic Committee determined that the $46.00 per Share offer, coupled with Shire's willingness to assume the full risk of any decisions made by the FDA with respect to Natpara (i.e., Shire would not be permitted to refuse to close the transaction or terminate the transaction agreement as a result of any decision or action, or inaction, by the FDA with respect to Natpara), was very compelling and concluded that moving forward expeditiously was in the best interests of the Company's stockholders. The Strategic Committee discussed the risks and benefits of conducting a pre-signing market check, particularly in light of the pressures being felt by the Company's businesses as a result of the market rumors of a possible transaction and the risks associated with Shire potentially withdrawing from negotiations. The Strategic Committee determined to conduct a market check of nine strategic parties that the Strategic Committee, based in part on the advice of Goldman Sachs and Leerink, believed would be capable of and potentially interested in consummating an acquisition of the Company. In light of certain publicly announced strategic decisions by its board of directors demonstrating that it was not capable of pursuing a combination with the Company, Party A was not included in the market check. The Strategic Committee also determined to inform Director A at the appropriate time of the Board meetings at which a merger agreement would be potentially approved, and to invite Director A to such meetings. The Strategic Committee requested that Dr. Nader confirm with Dr. Ornskov that Shire would agree to assume the full risk of any action taken by the FDA with respect to Natpara. The Strategic Committee directed Dr. Nader, contingent upon such confirmation from Shire, to inform Dr. Ornskov that the Company was prepared to move forward in negotiating a merger agreement in connection with a transaction to acquire the Company at $46.00 per Share in cash.

        Following the Strategic Committee meeting, Dr. Nader communicated this message to Dr. Ornskov. Dr. Ornskov confirmed that Shire would assume the full risk of any action taken by the FDA with respect to Natpara. Later that day, Davis Polk & Wardwell LLP, Shire's legal counsel ("Davis Polk"), sent a draft merger agreement to Skadden Arps, which included a proposed termination fee of 3.75% of the equity value of the Company in the transaction, payable by the Company under certain circumstances.

        Also following the Strategic Committee meeting, at the Strategic Committee's direction, Goldman Sachs and Leerink contacted nine strategic parties, including Party B, regarding potential interest in an acquisition of the Company.

        On January 3, 2015, two of the nine strategic parties contacted in the market check process notified the Company's financial advisors that they declined to pursue a transaction with the Company.

        On January 5, 2015, Dr. Nader, Mr. Tombros, Christine Mikail, general counsel of the Company, and representatives of Skadden Arps met with Director A to provide an overview of the discussions with Shire and related matters. Director A was offered the opportunity to attend the meetings of the full Board scheduled for January 9, 2015 and January 11, 2015.

        Also on January 5, 2015, Skadden Arps sent a revised draft of the proposed merger agreement to Davis Polk, which included a proposed termination fee of 2.25% of the equity value of the Company in the transaction. Skadden Arps and Davis Polk then held telephonic conferences to discuss the terms of the proposed merger agreement.

        Also on January 5, 2015, four of the nine strategic parties contacted in the market check process notified the Company's financial advisors that they declined to pursue a transaction with the Company.

        From January 3 through January 10, 2015, Shire conducted additional due diligence on the Company.

        On January 6, 2015, the Strategic Committee convened by teleconference. Certain members of the Company's senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Strategic Committee's invitation. Representatives of Goldman Sachs and Leerink provided an update on the market check process, noting that of the nine strategic parties contacted, six had responded to date, each indicating that it declined to pursue a transaction with the Company. Representatives of Skadden Arps then provided an update on the status of the merger agreement negotiations and reviewed certain issues in the draft merger agreement in detail.

        On January 7, 2015, one of the nine strategic parties contacted by representatives of Goldman Sachs and Leerink ("Party C") entered into a confidentiality agreement with the Company, which included a customary 12 month standstill provision. The customary standstill provision, however, permitted Party C to make a confidential proposal in respect of the Company to the Board at any time and provided that the standstill restrictions would terminate in the event that, among other things, any person or group entered into an agreement with the Company contemplating the acquisition of more than 35% of the Company's outstanding securities. Following the execution of such confidentiality agreement, Party C was provided with certain non-public information through the Company's electronic data room.

        Also on January 7, 2015, Davis Polk sent a revised draft of the merger agreement to Skadden Arps, which included a proposed termination fee of 3.25% of the equity value of the Company in the transaction.

        On January 8, 2015, one of the nine strategic parties contacted in the market check process notified the Company's financial advisors that it declined to pursue a transaction with the Company.

        Also on January 8, 2015, senior management of the Company engaged in due diligence conversations with representatives of Party C.

        On January 9, 2015, the last of the nine strategic parties contacted in the market check process notified the Company's financial advisors that it declined to pursue a transaction with the Company.

        Also on January 9, 2015, the Strategic Committee held a special meeting. Certain members of the Company's senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Strategic Committee's invitation. Representatives of Goldman Sachs and Leerink updated the Strategic Committee on the recent communications with Party C. Representatives of Goldman Sachs and Leerink then discussed the preliminary results of the market check process, noting that, of the nine companies contacted, only Party C had responded with an interest in exploring a potential transaction involving the Company.

        Also on January 9, 2015, following the meeting of the Strategic Committee, the Board held a special, in-person meeting. Certain members of the Company's senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting in person, at the Board's invitation. Representatives of Goldman Sachs and Leerink conducted a review of the process followed by the Company up to such date, including the market check process undertaken, and their financial analysis of the Company in connection with a potential transaction. Representatives Skadden Arps reviewed the Board's fiduciary duties and certain legal standards applicable to a possible sale of the Company, as well as the possibility of adopting a bylaw provision, which had been discussed at previous Board meetings, that would, subject to certain terms and conditions, make Delaware the exclusive forum for litigating certain actions, including any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising out of or relating to any provision of the DGCL or the Company's certificate of incorporation or bylaws. Representatives of Skadden Arps next reviewed the proposed transaction structure and summarized key terms of the draft merger agreement, highlighting remaining open points. During the Board's discussion, Party C notified the Company that it would not continue its exploration of a possible acquisition of the Company because it did not believe it could make a proposal at a value that would be competitive.

        Later on January 9, 2015, the Strategic Committee reconvened in-person to discuss with representatives of Skadden Arps the open issues in the draft merger agreement. The Strategic Committee gave instructions to the representatives of Skadden Arps on the response to Shire on such open items. Following the Strategic Committee meeting, Skadden Arps and Davis Polk discussed the remaining open issues relating to the draft merger agreement. Following such discussion, Skadden Arps sent a revised draft of the merger agreement to Davis Polk.

        On January 10, 2015, Skadden Arps and Davis Polk discussed the remaining open issues relating to the draft merger agreement, including a proposal by the Company for a termination fee of 3.0% of the equity value of the Company in the transaction. Thereafter, Skadden Arps and Davis Polk finalized the terms of the proposed merger agreement, which included a termination fee of $155,939,696, or approximately 3.0% of the equity value of the Company in the transaction.

        On January 11, 2015, the Board held a special telephonic meeting. Certain members of the Company's senior management, and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Board's invitation. At the meeting, representatives of Goldman Sachs and Leerink presented their financial analysis, as summarized below under "Opinions of the Company's Financial Advisors—Summary of Financial Analyses" and rendered their respective oral opinions to the Board, subsequently confirmed in writing, to the effect that, as of January 11, 2015, and based upon and subject to the factors and assumptions set forth in their respective written opinions, the $46.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Board also reviewed the final terms of the definitive Merger Agreement, discussing with representatives of Skadden Arps the key differences to the draft of the merger agreement discussed at the January 9, 2015 Board meeting. After further discussion, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated therein are fair to and in the best interests of the Company's stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) resolved to recommend acceptance of the Offer by the Company's stockholders. The Board also discussed again the possibility of adopting a forum selection bylaw provision and approved an amendment to the bylaws of the Company to implement such provision.

        Shortly thereafter, Shire's board of directors met and unanimously approved the transaction on the terms set forth in the definitive Merger Agreement.

        Following the receipt of such approvals, on January 11, 2015, the Company, SPHIL, Purchaser and, solely for certain specified purposes set forth in the Merger Agreement, Shire, executed and delivered the Merger Agreement. Shortly thereafter, the Company and Shire issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation.

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company's management, as well as Goldman Sachs, Leerink and Skadden. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

        Business and Financial Condition of the Company; Future Prospects.    The Board considered the Company's business, its current and historical financial performance and condition, the prospects for increasing stockholder value as a standalone company above $46.00 per Share and the risks and uncertainties associated with remaining a standalone enterprise. Among the risks and uncertainties the Board considered were: the risks associated with the upcoming PDUFA date for the Company's biologics license application for Natpara, including the risk of nonapproval and the risk of labeling requirements or post-marketing commitments that could impair the commercial value of Natpara; the complexity and demands of launching Natpara/Natpar while the Company's marketed product, Gattex/Revestive, remains in the initial stages of commercialization; the risk of regulatory approvals and the risk of labeling requirements or post-marketing commitments that could impair the commercial value of Natpar; the complexity of commercializing both Revestive and Natpar outside of the U.S.; the increasing pricing and reimbursement pressures that pharmaceutical products face globally; the uncertainties and risks presented by the phase of development of the Company's pipeline compounds and the remaining clinical development required in order to obtain marketing approval for those product candidates; and the amount of capital that the Company would need to launch two products, build out an international infrastructure and fund the clinical development of its product candidates, as well as the risk that a potential drug candidate may not become a marketed drug or, if approved for marketing, would not be commercially viable or achieve expected revenue levels.

        Offer Price.    The Board considered the fact that the Offer Price represents a 54% premium to the trading price of the Common Stock on November 13, 2014, the last trading day before receipt of Shire's initial proposal, and a 51% premium to the unaffected trading price of the Common Stock on December 16, 2014, the last trading day before rumors of a potential transaction between Shire and the Company were first reported in the financial press; the fact that the Offer Price represents premiums of 34% and 58% over the volume-weighted average trading prices for the Common Stock of the one- and three-month periods ending December 31, 2014, respectively, and premiums of 43% and 65% over the volume-weighted average trading prices for the Common Stock of the one- and three-month periods ending December 16, 2014, respectively; the fact that the Offer Price represents an 18% premium over the highest trading price for the Common Stock of the 52-week period ending December 31, 2014; and the Board's belief that it had obtained SPHIL's and Purchaser's best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

        Current Market Conditions.    The Board considered current economic conditions and trends in the markets and industry in which the Company competes.

        Terms of the Merger Agreement.    The Board considered its belief that the final terms of the Merger Agreement resulted from arm's length negotiations conducted by the Company, with the knowledge and at the direction of the Strategic Committee of the Board, and with the assistance of independent financial and legal advisors. The Board also considered the specific terms of the Merger Agreement, including provisions permitting the Board to respond to unsolicited takeover proposals and to change its recommendation under certain circumstances. The Board also considered the fact that Shire would not be permitted to refuse to close the Offer or the Merger, or to terminate the Merger Agreement, as a result of any decision or action, or inaction, by the FDA with respect to Natpara.

        Certainty of Value.    The Board considered that the consideration to be paid in the Offer and the Merger will consist entirely of cash, which provides holders of Common Stock certainty of value and liquidity for their Shares, while avoiding the Company's business risks.

        Opinions of Financial Advisors.    The Board considered the financial analyses presented to the Board by Goldman Sachs and Leerink, as well as the separate opinions that the co-advisors rendered to the Board on January 11, 2015, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in their respective written opinions, the $46.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under "—Opinion of Goldman Sachs" and "—Opinion of Leerink Partners."

        Strategic Alternatives.    The Board considered the timing, process and results of the Company's market check process, as more fully described above under "—Background of the Offer." The Board also considered its ultimate belief that the value offered to the Company's stockholders in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company.

        Structure and Timing.    The Board considered that the Offer, followed by the second-step Merger for the same cash consideration offered to Company stockholders in the Offer, would allow holders of Common Stock to obtain the benefits of the transaction more quickly than would be likely in a one-step merger transaction. The Board also considered that the potential for closing in a relatively short time frame could reduce the amount of time during which the Company's business would be subject to the potential uncertainty of closing and related disruption, and the effect of such uncertainty and disruption on the Company's employees, business partners and patients, to the extent the same would have an impact on the Company. In addition, the Board considered the impact on the Company's business of published news articles related to Shire's rumored interest in potentially acquiring the Company and the Company's investigation of a possible transaction, as well as the absence of meaningful inbound interest from other potential acquirors following such publications.

        Appraisal Rights.    The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Common Stock who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law).

        Likelihood of Completion; Certainty of Payment.    The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

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  the absence of any financing condition to consummation of the Offer or the Merger;

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  the reputation and financial condition of Shire, and Shire's general ability to complete acquisition transactions;

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  the fact that, subject to certain exceptions, the conditions to the Offer and Merger are specific and limited in scope; and

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  the Company's ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement, including the consummation of the Offer and the Merger.

        In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by the management of the Company and the Board, including:

        No Participation in the Company's Future.    The Board considered that if the Offer and the Merger are consummated, holders of Common Stock will receive the Offer Price in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the surviving corporation or (ii) benefit from any potential future appreciation in the value of the Common Stock, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates. However, the Board also considered the fact that holders of Common Stock will have the opportunity to invest in Shire, if desired, by purchasing shares of Shire's common stock, which as of the date hereof is listed on the London Stock Exchange under the symbol "SHP" and on the NASDAQ Stock Market under the symbol "SHPG."

        Non-Solicitation Covenant.    The Board considered the fact that the Merger Agreement imposes restrictions on the Company's solicitation of competing acquisition proposals from third parties. However, based upon the process to identify strategic alternatives, including the advice of Goldman Sachs and Leerink as to the universe of potential strategic partners, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

        Regulatory Approval.    The Board considered the regulatory approval under the Hart-Scott-Rodino Act of 1976, as amended, in the United States, that would be required to consummate the Offer and the Merger, as well as the likelihood of receiving such approval.

        Possible Disruption of Business.    The Board considered the possible disruption to the Company's business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company's management and employees, as well as the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. However, the Board believed it likely that these risks would be minimized as a result of the transaction being structured as a tender offer and the related potential timing benefits.

        Risk of Non-Consummation.    The Board considered the risk that the Offer and the Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

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  the market's perception of the Company's continuing business, potentially resulting in an adverse impact on the Company's business and the trading price of the Common Stock;

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  the Company's operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

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  the Company's current and potential business partners and employees, which the Company could lose; and

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  the potential disruption to the Company's business, including the fact that the Company's directors, officers and other employees will have expended considerable time and effort to consummate the potential transactions and will have experienced significant distractions.

        Termination Fee.    The Board considered the fact that the Company must pay Shire a termination fee of $155,939,696 if the Merger Agreement is terminated in certain circumstances, or if, within twelve

(12) months following termination of the Merger Agreement in certain circumstances, the Company consummates another transaction meeting certain criteria. The Board determined that these termination fee provisions and the amount of the termination were reasonable and that they would be unlikely to deter a third party from making a superior proposal. In addition, the Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by SPHIL as a condition to entering into the Merger Agreement.

        Tax Treatment.    The Board considered the fact that the receipt of the Offer Price and the Merger Consideration will generally be taxable to holders of Common Stock, which the Board believed was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

        Potential Conflicts of Interest.    The Board considered the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from or in addition to those of the Company's stockholders generally.

        The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinions of the Company's Financial Advisors.

  Opinion of Goldman Sachs.

        On January 11, 2015, at a meeting of the Board, Goldman Sachs rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of January 11, 2015, and based upon and subject to the factors and assumptions set forth in Goldman Sachs's written opinion, the $46.00 in cash per Share to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated January 11, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of the Goldman Sachs opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs's written opinion. Goldman Sachs's advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the transaction contemplated by the Merger Agreement and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

        In connection with rendering its opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

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  the Merger Agreement;

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  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2013;

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  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

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  certain other communications from the Company to its stockholders;

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  certain publicly available research analyst reports for the Company; and

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  certain internal financial analyses and forecasts for the Company prepared by its management (the "Management Risk-Adjusted Forecasts"), as approved for Goldman Sachs's use by the Company, as described further under the section entitled, "The Solicitation or Recommendation—Certain Company Management Projections—Risk-Adjusted Projections."

        Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the consent of the Company, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the Company, that the Management Risk-Adjusted Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs had not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Merger Agreement would be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs assumed that the transaction would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs's opinion did not address the underlying business decision of the Company to engage in the transaction contemplated by the Merger Agreement, or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs's opinion addresses only the fairness from a financial point of view to the holders (other than Shire and its affiliates) of Shares, as of the date of its opinion, of the $46.00 in cash per Share to be paid to such holders. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the $46.00 in cash per Share to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the transaction on the solvency or viability of the Company, SPHIL or Shire or the ability of the Company, SPHIL or Shire to pay their respective obligations when they come due. Goldman Sachs's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs's opinion was approved by a fairness committee of Goldman Sachs.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Shire, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement. Goldman Sachs provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. During the two year period ended January 11, 2015, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to the Company of approximately $100,000. Goldman Sachs also provided certain financial advisory and/or underwriting services to Shire and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Shire in connection with the proposed combination of Shire and AbbVie, Inc. announced in July of 2014. During the two year period ended January 11, 2015, the Investment Banking Division of Goldman Sachs has earned compensation for financial advisory and/or underwriting services provided to Shire, including with respect to the above referenced services, of approximately $3 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Shire and their respective affiliates for which its Investment Banking Division may receive compensation.

        The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement. Pursuant to a letter agreement, dated January 8, 2015, the Company engaged Goldman Sachs to act as its financial advisor in connection with a possible sale of the Company. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of the announcement of the transaction, at approximately $36 million, all of which is contingent upon consummation of the transaction contemplated by the Merger Agreement. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

  Opinion of Leerink Partners.

        The Company has retained Leerink as a financial advisor in connection with the transactions contemplated by the Merger Agreement. In connection with this engagement, the Company requested that Leerink evaluate the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid pursuant to the Merger Agreement to the holders of Shares (other than (i) Shares then held by the Company or any of its wholly owned subsidiaries or in the Company's treasury, (ii) Shares then held by SPHIL or any of its affiliates and (iii) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the DGCL). On January 11, 2015, Leerink rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Leerink in connection with its opinion, the Offer Price and Merger Consideration to be paid pursuant to the Merger Agreement to the holders of Shares (other than (i) Shares then held by the Company or any of its wholly owned subsidiaries or in the Company's treasury, (ii) Shares then held by SPHIL or any of its affiliates and (iii) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the DGCL) was fair, from a financial point of view, to such holders.

        The full text of Leerink's written opinion, dated January 11, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Leerink set forth below is qualified in its entirety to the full text of Leerink's written opinion attached as Annex B. Leerink's financial advisory services and opinion were provided for the information and assistance of members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the Merger Agreement and Leerink's opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than (i) Shares then held by the Company or any of its wholly owned subsidiaries or in the Company's treasury, (ii) Shares then held by SPHIL or any of its affiliates and (iii) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the DGCL) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Leerink's opinion did not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the transactions contemplated by the Merger Agreement or any other matter.

        The full text of Leerink's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Leerink in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Leerink reviewed, among other things:

  •
  a draft of the Merger Agreement dated January 10, 2015 (the "Draft Agreement");

  •
  the Annual Report on Form 10-K of the Company for the year ended December 31, 2013;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information (the "Internal Data") relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company (the "Management Risk-Adjusted Forecasts") prepared by management of the Company and furnished to Leerink by the Company for purposes of Leerink's analysis, as described further under the section entitled, "The Solicitation or Recommendation—Certain Company Management Projections—Risk-Adjusted Projections."

        Leerink also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Leerink compared certain of the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms, to the extent publicly available, of certain other transactions that Leerink deemed relevant and conducted such other financial studies and analyses and took into account such other information as Leerink deemed appropriate.

        Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with or reviewed by Leerink for purposes of its opinion and, with the Company's consent, Leerink relied upon such information as being complete and accurate. In that regard, Leerink assumed, at the Company's direction, that the Internal Data (including, without limitation, the Management Risk-Adjusted Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Leerink relied, at the Company's direction, on the Internal Data for purposes of Leerink's analysis and opinion. Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Leerink assumed, at the Company's direction, that the final executed Merger Agreement would not differ in any respect material to Leerink's analysis or opinion from the Draft Agreement reviewed by Leerink. Leerink also assumed, at the Company's direction, that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink's analysis or Leerink's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transactions contemplated by the Merger Agreement, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Leerink's analysis or Leerink's opinion. Leerink did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the transactions contemplated by the Merger Agreement on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink is not a legal, regulatory, tax or accounting advisor, and Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Leerink expressed no view as to, and its opinion did not address, the Company's underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement, or the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Leerink's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Leerink's written opinion, to the holders of the Shares (other than (i) Shares then held by the Company or any of its wholly owned subsidiaries or in the Company's treasury, (ii) Shares then held by SPHIL or any of its affiliates and (iii) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the DGCL) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Leerink was not asked to, and Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby, including, without limitation, the structure or form of the transactions contemplated by the Merger Agreement, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the transactions contemplated by the Merger Agreement or any other term or aspect of the transactions contemplated by the Merger Agreement to, or any consideration to be received in connection therewith by, or the impact of the transactions contemplated by the Merger Agreement on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the transactions contemplated by the Merger Agreement, whether relative to the Offer Price and Merger Consideration to be paid to the holders of the Shares (other than (i) Shares then held by the Company or any of its wholly owned subsidiaries or in the Company's treasury, (ii) Shares then held by SPHIL or any of its affiliates and (iii) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the DGCL) pursuant to the Merger Agreement or otherwise. Leerink's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink as of, the date of Leerink's written opinion, and Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Leerink's written opinion. Leerink's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the transactions contemplated by the Merger Agreement or any other matter. Leerink's financial advisory services and its opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the Merger Agreement. Leerink's opinion was authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

General.

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at their opinions, neither Goldman Sachs nor Leerink drew, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, each of Goldman Sachs and Leerink made its independent determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the joint financial analyses and the other information described above.

        Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink has provided certain investment banking services to the Company from time to time, for which Leerink has received compensation, including customary underwriting compensation for its roles as a co-manager on the Company's follow-on equity offering in May 2013 and as a book runner on the Company's follow-on equity offering in April 2011. In addition, Leerink received 60,680 Shares in return for advisory services related to the repurchase of ex-U.S. rights to Gattex and Natpara from Takeda in March 2013. Leerink continues to hold these Shares as of the date of the opinion. During the two year period ended January 11, 2015, Leerink has received compensation for financial advisory and/or underwriting services provided to the Company of approximately $1 million. During the two year period ended January 11, 2015, Leerink has not provided financial advisory and/or underwriting services to Shire for which it has received compensation.

        In the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to the Company, SPHIL or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink or its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of the Company, SPHIL or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink has adopted policies and procedures to establish and maintain the independence of Leerink's research departments and personnel. Leerink's research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the transactions contemplated by the Merger Agreement and other participants in the transactions contemplated by the Merger Agreement that differ from the views of Leerink's investment banking personnel.

        The Board selected Leerink as a financial advisor in connection with the transactions contemplated by the Merger Agreement based on Leerink's reputation and experience with respect to the pharmaceutical and biopharmaceutical industries generally. Leerink is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

        In connection with Leerink's services as the financial advisor to the Board, the Company has agreed to pay Leerink an aggregate fee of approximately $18 million, all of which is payable contingent upon consummation of the transactions contemplated by the Merger Agreement. In addition, the Company has agreed to reimburse certain of Leerink's expenses arising, and to indemnify Leerink against certain liabilities that may arise, out of Leerink's engagement.

  Summary of Financial Analyses.

        The following is a summary of the material financial analyses presented by Goldman Sachs and Leerink to the Board on January 11, 2015 in connection with rendering their respective opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs and Leerink, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs and Leerink. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs's and Leerink's financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 9, 2015 and is not necessarily indicative of current market conditions.

Implied Transaction Premia and Multiples Analysis.

        Goldman Sachs and Leerink analyzed the $46.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement in relation to (i) the closing Share price on November 13, 2014, the date prior to receipt of Shire's initial proposal, (ii) the closing Share price on December 16, 2014, the last trading date prior to press reports of Shire's interest in an acquisition of the Company, (iii) the volume weighted average price for the Shares for the one-month and three-month periods ended as of December 16, 2014, and the high price for the Shares for the 52-week period ended as of December 16, 2014, and (iv) the volume weighted average price for the Shares for the one-month and three-month periods ended as of December 31, 2014, and the high price for the Shares for the 52-week period ended as of December 31, 2014.

        This analysis indicated that the $46.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement represented:

  •
  a premium of 54% to the closing Share price on November 13, 2014;

  •
  a premium of 51% to the closing Share price on December 16, 2014;

  •
  a premium of 43% to the volume weighted average price for the Shares over the one-month period ended December 16, 2014;

  •
  a premium of 65% to the volume weighted average price for the Shares over the three-month period ended December 16, 2014;

  •
  a premium of 18% to the high price for the Shares for the 52-week period ended as of December 16, 2014;

  •
  a premium of 34% to the volume weighted average price for the Shares over the one-month period ended December 31, 2014;

  •
  a premium of 58% to the volume weighted average price for the Shares over the three-month period ended December 31, 2014; and

  •
  a premium of 18% to the high price for the Shares for the 52-week period ended as of December 31, 2014.

        Goldman Sachs and Leerink also calculated the implied enterprise value of the Company as a multiple of estimated 2014, 2015 and 2016 revenue and product revenue for the Company using both the most recent estimates for the Company published by the Institutional Brokers' Estimate System ("IBES") and the Management Risk-Adjusted Forecasts. For purposes of the foregoing, Goldman Sachs and Leerink calculated the implied enterprise value for the Company by multiplying the $46.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement by the number of the Company's fully diluted Shares outstanding (calculated on a treasury method basis and based on information provided by the Company's management) and reducing the result by the amount by which the Company's cash, cash equivalents and marketable investment securities as reflected on the Company's publicly filed consolidated balance sheet as of September 30, 2014.

        The results of these calculations are summarized as follows:

	IBES Estimates	Management Risk- Adjusted Forecasts
Enterprise Value / Revenue
2014E	22.4x	22.7x
2015E	13.6x	16.4x
2016E	8.2x	10.2x
Enterprise Value / Product Revenue
2014E	48.8x	50.0x
2015E	19.2x	28.6x
2016E	10.4x	14.3x

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis.

        Goldman Sachs and Leerink performed an illustrative sum-of-the-parts discounted cash flow analysis of the Company to derive a range of illustrative present values per Share. Using discount rates ranging from 10.0% to 12.0%, reflecting an estimate of the Company's weighted average cost of capital, Goldman Sachs and Leerink discounted to present value as of December 31, 2014, (i) estimates of the unlevered free cash flow to be generated by the Company from the following products and product candidates from December 31, 2014 through the end of their respective forecast periods, as reflected in the Management Risk-Adjusted Forecasts as indicated below and (ii) a range of illustrative terminal values for each of the products and product candidates (other than Sensipar®) as of the end of their respective forecasts periods applying terminal rates of decline estimated by the Company's management and, with respect to certain products and product candidates, sensitivity cases under which both higher (upside case) and lower (downside case) terminal rates of decline were applied with respect to the period after the respective forecast period, as indicated below:

Product/Product Candidate	Last Year of Forecast Period	Management Terminal Rates of Decline	Upside/Downside Terminal Rates of Decline
Gattex®	2024	(10.0)%	(5)%/(15)%
Revestive®	2029	(10.0)%	(5)%/(15)%
Natpara®	2026	(15.0)%	(10)%/(20)%
Natpar	2027	(15.0)%	(10)%/(20)%
NPSP795	2030	(10.0)%	—
Sensipar®	2018	N/A *	—

*
Per the Company's management, no terminal value was derived for Sensipar® because the Company's right to receive royalties in respect of that product ends at the conclusion of 2018.

        Goldman Sachs and Leerink derived ranges of illustrative present values per Share as of December 31, 2014 for each of the foregoing products and product candidates by adding the range of present values they derived for each product or product candidate based on its estimated unlevered free cash flows for the applicable forecast period and, where applicable, the range of present value they derived for each product or product candidate based on the range of illustrative terminal values they derived for that product or product candidate and dividing the result by the total number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by the Company's management).

        In addition, using discount rates ranging from 10.0% to 12.0%, Goldman Sachs and Leerink also derived a range of present values as of December 31, 2014 of the estimated benefits of the Company's net operating loss carry-forwards ("NOLs") through the end of 2031, and of the Company's unallocated corporate expenses through the end of 2022, as reflected in the Management Risk Adjusted Forecasts, and divided the ranges by the total number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by the Company's management) to derive illustrative present values per Share for such benefits and expenses. Based on guidance provided by the Company's management, the estimated benefits of the NOLs and the unallocated corporate expenses were assumed to have no terminal value.

        Goldman Sachs and Leerink also calculated a cash amount per Share as of December 31, 2014 by dividing an estimate of the Company's cash, cash equivalents and marketable investment securities as of December 31, 2014 as provided by the Company's management by the total number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by the Company's management).

        The analysis yielded the following ranges of illustrative present values per Share as of December 31, 2014 for each of the products and products candidates, the Company's NOLs, the Company's unallocated corporate expenses and its cash, cash equivalents and marketable investment securities.

Product/Product Candidate	Illustrative Range of Per Share Values
Gattex®	$7.28 – $9.84
Revestive®	$11.97 – $18.18
Natpara®	$15.44 – $21.58
Natpar	$3.82 – $5.72
NPSP795	$1.28 – $1.67
Sensipar®	$2.40 – 2.46
NOLs	$1.35 – $1.42
Unallocated Corporate Expenses	$(5.92) – $(6.23)
Cash, cash equivalents and marketable investment securities	$1.25 – $1.26

        Goldman Sachs and Leerink added the foregoing ranges to derive a range of illustrative present values per Share ranging from $38.89 to $55.90.

Illustrative Whole Company Discounted Cash Flow Analysis.

        Goldman Sachs and Leerink performed a discounted cash flow analysis of the Company as whole to derive a range of illustrative present values per Share. Using discount rates ranging from 10.0% to 12.0%, reflecting an estimate of the Company's weighted average cost of capital, Goldman Sachs and Leerink discounted to present value as of December 31, 2014, (i) estimates of the unlevered free cash flow to be generated by the Company from December 31, 2014 through 2026 reflected in the Management Risk-Adjusted Forecasts, (ii) the estimated benefits of the Company's NOLs from December 31, 2014 through 2026, as reflected in the Management Risk Adjusted Forecasts, and (iii) a

range of illustrative terminal values for the Company as of December 31, 2026 calculated by applying perpetuity growth rates ranging from 0.0% to 2.0% to the estimate of the unlevered free cash flow to be generated by the Company in the year 2026 reflected in the Management Risk-Adjusted Forecasts. Goldman Sachs and Leerink derived ranges of illustrative enterprise values for the Company by adding the ranges of present values they derived based on the estimated unlevered free cash flows of the Company and the estimated benefits of the Company's NOLs for the years from December 31, 2014 through 2026 and the ranges of present value they derived based on the illustrative terminal values for the Company. Goldman Sachs and Leerink added to the range of illustrative enterprise values they derived an estimate of the Company's cash, cash equivalents and marketable investment securities as of December 31, 2014 as provided by the Company's management to derive a range of illustrative equity values for the Company as of December 31, 2014. Goldman Sachs and Leerink then divided the range of illustrative equity values they derived by the total number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by Company management) to derive a range of illustrative present values per Share ranging from $41.77 to $60.43.

        Goldman Sachs and Leerink also performed a sensitivity analysis to analyze the implied impact on the range of illustrative present values per Share they derived as described above of changes in the Company's management's assumptions and forecasts with respect to the Company's products and product candidates, including changes to assumed compliance rates, peak sales and population penetration rates. The following table presents the results of this analysis.

	Scenario	Impact on Illustrative Value per Share
Gattex®	Decline in assumed compliance rate by 5.0%	$(0.61)
Revestive®	Increase (decrease) of $100 million in assumed non-risk adjusted peak sales	$(2.47) / $2.47
Natpara®	Increase (decrease) of rate of penetration of controlled population of 5.0%	$(3.11) / $3.12
	Decline in assumed compliance rate of 5.0%	$(1.26)
Natpar	Decrease of $50.0 million in assumed non-risk adjusted peak sales	$(0.91)

Selected Precedent Transactions Analysis.

        Goldman Sachs and Leerink analyzed certain publicly available information relating to the following acquisitions transactions announced since May 2010 with a transaction value of $1 billion or more involving target companies in the biotechnology industry:

Date Announced	Target	Acquirer
12-08-2014	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.
12-02-2014	Avanir Pharmaceuticals, Inc.	Otsuka Holdings Co., Ltd.
10-09-2014	Auxilium Pharmaceuticals, Inc.	Endo International plc
08-24-2014	InterMune, Inc.	Roche Holding AG
06-09-2014	Idenix Pharmaceuticals, Inc.	Merck & Co., Inc.
04-07-2014	Questcor Pharmaceuticals, Inc.	Mallinckrodt public limited company
02-11-2014	Cadence Pharmaceuticals, Inc.	Mallinckrodt public limited company
12-19-2013	Algeta ASA	Bayer AG
11-11-2013	ViroPharma Incorporated	Shire plc
11-07-2013	Santarus, Inc.	Salix Pharmaceuticals, Ltd.
08-25-2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.
09-03-2012	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.
07-16-2012	Human Genome Sciences, Inc.	GlaxoSmithKline plc
06-30-2012	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company

Date Announced	Target	Acquirer
01-26-2012	Micromet, Inc.	Amgen Inc.
01-07-2012	Inhibitex, Inc.	Bristol-Myers Squibb Company
05-02-2011	Cephalon, Inc.	Teva Pharmaceutical Industries Limited
09-17-2010	Crucell NV	Johnson & Johnson
06-30-2010	Abraxis BioScience, Inc.	Celgene Corporation
05-16-2010	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.

        Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company's results and product profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Merger Agreement.

        With respect to each of these transactions, Goldman Sachs and Leerink calculated the implied premium represented by the announced per share transaction price to the closing price of the target company's common stock on the last trading day before the public announcement of the transaction. The results of this analysis are summarized as follows:

Selected Transactions	Implied Premium
Cubist Pharmaceuticals, Inc. / Merck & Co., Inc.	37%
Avanir Pharmaceuticals, Inc. / Otsuka Holdings Co., Ltd.	13%
Auxilium Pharmaceuticals, Inc. / Endo International plc	55%
InterMune, Inc. / Roche Holding AG	63%
Idenix Pharmaceuticals, Inc. / Merck & Co., Inc.	239%
Questcor Pharmaceuticals, Inc. / Mallinckrodt public limited company	27%
Cadence Pharmaceuticals, Inc. / Mallinckrodt public limited company	26%
Algeta ASA / Bayer AG	37%
ViroPharma Incorporated / Shire plc	64%
Santarus, Inc. / Salix Pharmaceuticals, Ltd.	36%
Onyx Pharmaceuticals, Inc. / Amgen Inc.	44%
Medicis Pharmaceutical Corporation / Valeant Pharmaceuticals International, Inc.	39%
Human Genome Sciences, Inc. / GlaxoSmithKline plc	99%
Amylin Pharmaceuticals, Inc. / Bristol-Myers Squibb Company	101%
Micromet, Inc. / Amgen Inc.	33%
Inhibitex, Inc. / Bristol-Myers Squibb Company	163%
Cephalon, Inc. / Teva Pharmaceutical Industries Limited	39%
Crucell NV / Johnson & Johnson	58%
Abraxis BioScience, Inc. / Celgene Corporation	43%
OSI Pharmaceuticals, Inc. / Astellas Pharma Inc.	55%

High	239%
Mean	64%
Median	43%
Low	13%
Excluding Merck / Idenix Transaction
Mean	54%
Median	43%

        Based on their review of the implied premia for the selected transactions and their professional judgment and experience, Goldman Sachs and Leerink applied illustrative premia ranging from 30.0% to 90.0% to the closing price for Shares as of December 16, 2014, the last trading date prior to press reports of Shire's interest in an acquisition of the Company, to derive an illustrative values for the Shares ranging from $39.61 to $57.89.

General.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the respective opinions of Goldman Sachs and Leerink. In arriving at their respective fairness determinations, each of Goldman Sachs and Leerink considered the results of all of the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, each of Goldman Sachs and Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction.

        Goldman Sachs and Leerink prepared these analyses for purposes of providing their respective opinions to the Board as to the fairness from a financial point of view to the holders (other than Shire and its affiliates) of Shares, as of the date of its opinion, of the $46.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The consideration payable to holders of Shares was determined through arm's-length negotiations between the Company and Shire and was approved by the Board. Each of Goldman Sachs and Leerink provided advice to the Company during these negotiations. Neither Goldman Sachs nor Leerink recommended any specific amount of consideration to the Company or that any specific amount of consideration constituted the only appropriate consideration for the proposed merger.

        As described above, their respective opinions to the Board were one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs or Leerink in connection with the delivery of their respective fairness opinions to the Board and is qualified in its entirety by reference to their respective written opinions attached as Annexes A and B, respectively, to this Schedule 14D-9.

Certain Company Management Projections.

Risk-Adjusted Projections.

        While the Company has from time to time provided limited full-year financial guidance to investors, which may have covered, among other items, net product sales and operating expenses (excluding cost of goods sold and share-based compensation expense), the Company's management has not as a matter of course otherwise made public projections as to future performance or earnings.

        As described in the "—Background of the Offer" section above, in November 2014 the Board requested that the Company's management complete its in-process update to the Company's long range plan. Thereafter, the Company's management prepared certain long-range, risk-adjusted financial projections concerning the Company's potential operating performance for fiscal years 2014 through 2024, as well as product-level performance detail for fiscal years 2014 through 2026, reflecting the Company management's weighted estimates of the probability of occurrence of certain business scenarios for the Company, including the likelihood of regulatory approval and commercial viability of the Company's Gattex, Revestive, Natpara, Natpar and NPSP-795 products (collectively, the "Risk-Adjusted Projections"), which were reviewed with the Board. The Risk-Adjusted Projections were provided to and considered by the Board in connection with its evaluation of the Offer and the Merger and the Offer Price in comparison to the Company's strategic alternatives, and the Board directed the Company's financial advisors, Goldman Sachs and Leerink, to use the Risk-Adjusted Projections in connection with the rendering of Goldman Sachs' and Leerink's fairness opinions to the Board and in performing their related financial analyses, as described above under the headings "Opinions of the Company's Financial Advisors—Opinion of Goldman Sachs" and "Opinions of the Company's Financial Advisors—Opinion of Leerink Partners,"as such projections reflected Company management's best current estimate of the Company's future financial performance. The Risk-Adjusted Projections were not provided to Shire or its financial advisors.

Risk-Adjusted Projections
(Amounts in Millions)

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025(1)	2026(1)
Revenue	$306	$491	$725	$965	$1,149	$1,477	$1,724	$1,934	$2,109	$2,222	$2,231	$2,254
Cost of Sales	$22	$59	$92	$129	$170	$207	$231	$215	$232	$243	$238	$221
Gross Profit	$284	$432	$633	$836	$978	$1,271	$1,493	$1,719	$1,877	$1,979	$1,994	$2,033
(Loss) Income Before Income Tax Expense	$(20)	$106	$282	$443	$496	$685	$802	$1,042	$1,138	$1,201	$1,212	$1,244
Net (Loss) Income	$(20)	$106	$282	$319	$366	$506	$596	$780	$853	$901
Unlevered Free Cash Flow(2)	$(69)	$6	$139	$263	$272	$439	$551	$742	$829	$889	$911	$920

(1)
In connection with certain information requested by Goldman Sachs and Leerink to perform certain discounted cash flow analysis described above under the heading "Opinions of the Company's Financial Advisors—Summary of Financial Analyses," the Company's management also prepared the risk-adjusted projections included under columns "2025" and "2026" in the above table and under columns "2025" and "2026" in the below reconciliation for Unlevered Free Cash Flow.

(2)
Unlevered Free Cash Flow is defined as income before income tax expense, less taxes, plus depreciation and amortization, less capital expenditures, changes in working capital and milestone payments. Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow. Unlevered Free Cash Flow does not take into account the use of the Company's tax net operating losses.

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
(Loss) Income Before Income Tax Expense	$(20)	$106	$282	$443	$496	$685	$802	$1,042	$1,138	$1,201	$1,212	$1,244
Income Tax	$—	$(36)	$(89)	$(130)	$(134)	$(182)	$(208)	$(266)	$(288)	$(303)	$(315)	$(331)
Depreciation & Amortization	$5	$5	$5	$5	$6	$6	$6	$6	$7	$6	$6	$7
Capital Expenditures	$(12)	$(9)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)	$(4)
Changes in Working Capital	$(40)	$(59)	$(54)	$(50)	$(61)	$(65)	$(44)	$(36)	$(23)	$(11)	$11	$4
Milestone Payments	$(1)	$(1)	$(1)	$(1)	$(31)	$—	$—	$—	$—	$—	$—	$—
Unlevered Free Cash Flow	$(69)	$6	$139	$263	$272	$439	$551	$742	$829	$889	$911	$920

          In addition, as part of the Risk-Adjusted Projections, the Company prepared the risk-adjusted product level revenue projections as set forth below.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gattex	$98	$132	$190	$257	$306	$354	$397	$392	$379	$372	$364	$327	$295
Revestive(1)	$2	$25	$70	$135	$214	$294	$365	$420	$469	$513	$538	$484	$436
Natpara	$—	$17	$87	$174	$286	$436	$618	$757	$875	$961	$1,010	$1,062	$1,116
Natpar(1)	$—	$2	$5	$11	$26	$57	$96	$139	$179	$201	$216	$233	$251
NPSP-795(1)	$—	$—	$—	$—	$—	$—	$—	$16	$32	$63	$95	$126	$158
Royalties	$121	$130	$139	$148	$133	$8	$2	$—	$—	$—	$—	$—	$—

(1)
In connection with certain information requested by Goldman Sachs and Leerink to perform certain discounted cash flow analysis described above under the heading "Opinions of the Company's Financial Advisors—Summary of Financial Analyses," the Company's management also prepared the following additional risk-adjusted product level revenue projections (in millions): $392 (2027), $353 (2028) and $318 (2029) for Revestive; $270 (2027) for Natpar; $156 (2027), $156 (2028), $151 (2029) and $148 (2030) for NPSP-795.

Non-Risk-Adjusted Projections.

        In connection with due diligence requests by Shire, the Company's management provided certain long-range, non-risk-adjusted financial projections concerning the Company's potential operating performance, as well as product-level performance detail, which did not include the risk adjustments to the Risk-Adjusted Projections discussed above (such non-risk-adjusted projections, the "Non-Risk-Adjusted Projections"). The Non-Risk-Adjusted Projections were provided to Shire during the due diligence process prior to the execution of the Merger Agreement. The Non-Risk-Adjusted Projections were also uploaded into the Company's electronic data room so that the other parties executing a confidentiality agreement with the Company could also review them in connection with their evaluation of the Company.

Non-Risk-Adjusted Projections
(Amounts in Millions)

	2014	2015	2016	2017	2018	2019
Revenue	$222	$318	$515	$767	$1,033	$1,250
Cost of Sales	$11	$21	$54	$91	$129	$172
Operating Income (Loss)	$5	$(5)	$135	$326	$501	$581
(Loss) Income Before income tax expense	$(9)	$(16)	$124	$317	$494	$578
Net (Loss) Income	$(9)	$(17)	$121	$237	$307	$386

        In addition, as part of the Non-Risk-Adjusted Projections, the Company prepared the non-risk-adjusted product level revenue projections as set forth below.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Gattex	$98	$139	$200	$270	$322	$373	$418	$413	$399	$391	$383
Revestive	$2	$26	$74	$143	$228	$314	$392	$452	$508	$556	$585
Natpara	$—	$19	$96	$193	$318	$485	$687	$841	$972	$1,068	$1,122
Natpar	$—	$2	$5	$13	$32	$71	$121	$175	$224	$253	$273
NPSP-795	$—	$—	$—	$—	$—	$—	$—	$45	$90	$180	$270
Royalties	$121	$132	$139	$148	$133	$8	$2	$—	$—	$—	$—

        The above projections reflect numerous estimates and assumptions made by the management of the Company, including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the above projections cover multiple years, such information by its nature becomes less reliable with each successive year. The above projections may differ from publicized analyst estimates and forecasts. All projections are forward-looking statements. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the above projections due to numerous risks and uncertainties. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in reports filed by the Company with the SEC under the Exchange Act, including, without limitation, under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and quarterly and current reports on Form 10-Q and Form 8-K. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the reports filed by the Company with the SEC under the Exchange Act are not applicable to any forward looking statements made in connection with the Offer. The Company's filings with the SEC are available at www.sec.gov.

        The above projections are subjective in many respects and thus susceptible to interpretations and period revisions based on actual experiences and business developments. The above projections were not prepared with a view toward public disclosure, compliance with the published guidelines of the SEC regarding projections or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the above projections do not purport to present operations in accordance with U.S. generally accepted accounting principles. The above projections were prepared by the Company's management. Neither the Company's independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the above projections, nor have they expressed any opinion or any other form of assurance with respect to such information or its achievability. Furthermore, the above projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger or any alterations that the Company's management or the Board may make to the Company's operations or strategy after the completion of the Offer and the Merger.

        Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance, if any, on the financial projections set forth above. The inclusion of the above projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Shire, SPHIL, Purchaser or their respective affiliates, advisors or representatives considered or consider the above projections to be predictive of actual future events, and they should not be relied upon as such. None of the Company, Shire, SPHIL, Purchaser or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the above projections and none of them undertakes any obligation to update or otherwise revise or reconcile the above projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Shire, SPHIL or Purchaser intends to make publicly available any update or other revisions to the above projections, except as required by law. None of the Company, Shire, SPHIL, Purchaser or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the above projections or the ultimate performance of the Company compared to the information contained therein or that projected results will be achieved. The above projections are not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because the Risk-Adjusted Projections were provided to the Board and to the Company's financial advisors, Goldman Sachs and Leerink, and because the Non-Risk-Adjusted Projections were provided to Shire.

Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person, other than Shares issuable upon the exercise of Company Stock Options or Shares over which such individual does not have dispositive authority.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        The Company has retained Goldman Sachs and Leerink as its financial co-advisors to advise the Board in connection with the transactions contemplated by the Merger Agreement. Additional information pertaining to the retention of each of Goldman Sachs and Leerink is set forth in "Item 4. The Solicitation or Recommendation—Opinions of the Company's Financial Advisors" above and is incorporated herein by reference.

        In connection with Goldman Sachs's services as the Company's financial co-advisor, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $36 million, all of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including fees and expenses of legal counsel, and to indemnify Goldman Sachs against certain liabilities in connection with Goldman Sachs's engagement.

        In connection with Leerink's services as the Company's financial co-advisor, the Company has agreed to pay Leerink a transaction fee of approximately $18 million, all of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Leerink for its expenses, including fees and expenses of legal counsel, and to indemnify Leerink against certain liabilities in connection with Leerink's engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

        During the past sixty (60) days, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for the following transactions.

Name	Date of Transaction	Number of Shares (#)	Sale, Purchase or Exercise Price per Share ($)		Nature of Transaction
Rachel R. Selisker	November 28, 2014	11,635	4.24		Exercise of Company Stock Option
		11,635	34.5009	(1)	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Rachel R. Selisker	December 8, 2014	23,157	4.24		Exercise of Company Stock Option
		23,157	34.5028	(2)	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Rachel R. Selisker	December 17, 2014	1,208	4.24		Exercise of Company Stock Option
		3,708	34.5901	(3)	Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Joseph Rogus	December 17, 2014	5,175	5.05		Exercise of Company Stock Option
		11,292	3.34		Exercise of Company Stock Option
		16,467	35.00		Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Luke Beshar	December 17, 2014	11,500	3.34		Exercise of Company Stock Option
		8,906	8.21		Exercise of Company Stock Option
		31,852	8.23		Exercise of Company Stock Option
		52,258	35.00		Sale pursuant to a trading plan adopted pursuant to Rule 10b5-1
Michael Bonney	January 15, 2015	384	45.57	(4)	Issuance of deferred stock units(5)

(1)
The sale price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $34.50 to $34.515, inclusive.

(2)
The sale price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $34.50 to $34.53, inclusive.

(3)
The sale price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $34.51 to $35.00, inclusive.

(4)
The price reported is the closing price of the Common Stock on January 15, 2015.

(5)
For 2015, Mr. Bonney elected in 2014 to receive his annual retainer and committee chair retainer fees in quarterly grants of deferred stock units in lieu of cash.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as otherwise set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

State Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation's outstanding voting stock) for a period of three (3) years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." Neither Shire nor Purchaser is, nor at any time for the past three (3) years has been, an "interested stockholder" of NPS as defined in Section 203 of the DGCL. In addition, the Board has taken all action required to be taken in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

        A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

Merger Without a Vote.

        If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, a merger can be effected without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Merger Agreement provides that the Merger will be effected without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the "fair value" of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the Merger Consideration (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

        THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX C. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

        Stockholders who wish to demand their right to an appraisal of their Shares must so notify the Company in writing by delivering to the Company at NPS Pharmaceuticals, Inc., 550 Hills Drive, Bedminster, New Jersey 07921, Attention: Office of the General Counsel, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal, and continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time. The Company recommends that such notification be sent to it by registered or certified mail, with return receipt requested.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

        Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

        FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Appraisal Procedures.

        The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex C hereto. Mere failure to execute and return a Letter of Transmittal to the Depositary and Paying Agent, or failure to deliver share certificates to the Depositary and Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

        As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder's appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder's name as it appears on the share certificate or certificates that represent such stockholder's Shares or in the book entry that represents such stockholder's Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

        A beneficial owner of Shares held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholders who wishes to perfect such stockholder's appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 days after a written request therefor has been received by the Surviving Corporation or (b) within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, make such a request.

        If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. After notice to such stockholders by the Register in Chancery, as required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

        After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Offer Price or the Merger Consideration payable in the Merger (which is equivalent to the Offer Price). In determining "fair value", the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        The costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

        From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

        If any stockholder who demands appraisal of such stockholder's Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder's right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Merger Consideration.

        At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

        FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Regulatory Approvals.

        The Offer is conditioned upon, among other things, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the "HSR Act"). See "Section 16. Certain Legal Matters; Regulatory Approvals—Regulatory Matters—U.S. Antitrust" in the Offer to Purchase.

  U.S. Antitrust.

        Under the HSR Act, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        Each of SPHIL and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on Friday, January 16, 2015. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on Monday, February 2, 2015, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants "early termination" of the waiting period, or it may be lengthened if SPHIL voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information or documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten (10) calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of SPHIL, the Company, Purchaser and the Antitrust Division or the FTC, as applicable.

  Regulatory Review.

        The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Shire's or the Company's assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period under the HSR Act has not expired or been terminated, Purchaser will not be obligated to accept for payment or pay for any tendered Shares unless and until such termination has been obtained or such applicable waiting period has expired or been terminated. See "Section 15. Conditions to the Offer" in the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions, and "Section 13. The Transaction Documents—The Transaction Documents—The Merger Agreement—Termination" in the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Golden Parachute Compensation.

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of the Company that is either based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute compensation" by the applicable SEC executive compensation disclosure rules.

        The table below assumes that the closing of the Offer and the Merger occur on February 27, 2015, and the employment of each named executive officer of the Company ceases as a result of termination by the Company without cause or termination by the applicable named executive officer for good reason on that date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may be received by a named executive officer may differ in material respects from the amounts set forth. In addition, the amounts set forth in the table do not take into account any reduction in payment of benefits that may be imposed with respect to any so-called "golden parachute payments" under Section 280G of the Code. Only Dr. Nader is entitled to a "gross-up" payment with respect to any such "golden parachute payment."

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)	Total ($)
Francois Nader	2,426,667	10,125,619	—	24,000	—	—	12,576,286
Luke Beshar	990,000	3,072,385	—	30,000	—	—	4,092,385
Roger Garceau	990,000	2,997,750	—	30,000	—	—	4,017,750
Eric Pauwels	890,500	3,948,742	—	30,000	—	—	4,869,242
Susan Graf	645,833	1,574,163	—	30,000	—	—	2,249,996

(1)
Represents severance payable under the Company's Change in Control Severance Pay Plan, which is described more fully in "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Change in Control Severance Pay Plan."

(2)
Represents the cash payments due in respect of unvested equity awards as of February 27, 2015, which are described more fully in "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Treatment of Company Stock Options Held by Executive Officers and Directors of the Company" and "—Treatment of Company Stock Units Held by Executive Officers and Directors of the Company."

(3)
Represents the value of post-termination health care continuation.

(4)
In connection with the contemplated retention awards described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Arrangements with Current Executive Officers and Directors of the Company—Authorization to Grant Retention Awards," executives may incur so-called "golden parachute" excise taxes as a result. Pursuant to his employment agreement, Dr. Nader is entitled to an additional tax reimbursement, or "gross-up" payment, from the Company in the event he becomes subject to such excise tax.

Certain Litigation Related to the Offer.

        In connection with the transactions contemplated by the Merger Agreement, purported stockholders of the Company have filed putative class action lawsuits in the Court of Chancery of the State of Delaware against various combinations of the Company, the members of the Board, Shire, SPHIL and Purchaser, captioned Bragger v. NPS Pharmaceuticals, Inc. et al., C.A. No. 10553-VCN, and Grimaldi v. NPS Pharmaceuticals, Inc. et al., C.A. No. 10563-VCN (the "Actions"). The Actions generally allege that the individual director defendants breached their fiduciary duties to the Company's stockholders by approving the Merger Agreement because the merger consideration is unfair, certain terms of the Merger Agreement are unfair, and the individual defendants are financially interested in the Merger. They further allege that the corporate defendants aided and abetted these alleged breaches of fiduciary duty. The Actions seek, among other remedies, to enjoin the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, costs and attorney's fees. The Company believes that the Actions are without merit and intends to defend vigorously against all claims asserted.

Indemnification of Directors and Officers.

        Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. Such indemnification may cover such expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. Such indemnification may cover expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred. Under section 145 of the DGCL, expenses (including attorneys' fees) incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation.

        The Company's Amended and Restated Certificate of Incorporation limits the personal liability of directors to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director. This limitation does not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company has entered into indemnification agreements with each of its directors and executive officers. In addition, the Company's Amended and Restated Bylaws provide for the indemnification of the Company's directors and officers to the fullest extent not prohibited by the DGCL.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Schedule 14D-9 contains forward-looking statements. These forward-looking statements include, without limitation, statements with respect to the Offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. These statements reflect our current views concerning future events and are based on a number of assumptions that could ultimately prove inaccurate. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: the timing of the filings and approvals relating to the transaction and the expected timing of the completion of the transaction; uncertainties as to the percentage of the Company's stockholders tendering their shares of Common Stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction that may result in a termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company's filings with the SEC, including the "Risk Factors" sections of the Company's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the Schedule TO filed by Shire, SPHIL and Purchaser, and this Schedule 14D-9. These risks and uncertainties and other factors, individually or in the aggregate, could cause actual results and events to differ materially from those referred to in the forward-looking statements. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed by the Company with the SEC at www.npsp.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by applicable law or the rules and regulations of the SEC.

Item 9.    Exhibits

        The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 23, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, published January 23, 2015 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(1)(G)	Joint Press Release issued by the Company and Shire plc, dated January 11, 2015 (incorporated by reference to the Company's Current Report on Form 8-K filed January 12, 2015).
(a)(5)(A)	Opinion of Goldman Sachs & Co., dated January 11, 2015 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)	Opinion of Leerink Partners LLC, dated January 11, 2015 (included as Annex B to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of January 11, 2015, among the Company, SPHIL, Purchaser and Shire (solely for the purposes set forth in Section 12.14) (incorporated by reference to the Company's Current Report on Form 8-K filed January 12, 2015).
(e)(2)	Confidentiality Agreement, dated as of December 16, 2014, by and between the Company and Shire Human Genetic Therapies, Inc. (included as Annex D to this Schedule 14D-9).
(e)(3)(A)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-1 filed January 21, 1994).
(e)(3)(B)
Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated December 16, 1999 (incorporated by reference to the Company's Registration Statement on Form S-3 filed September 6, 2000).
(e)(3)(C)
Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated September 30, 2003 (incorporated by reference to the Company's Annual Report on Form 10-K filed February 10, 2004).
(e)(3)(D)
Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated May 19, 2011 (incorporated by reference to the Company's Current Report on Form 8-K filed May 24, 2011).
(e)(4)	Amended and Restated Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed January 12, 2015).

Exhibit No.	Description
(e)(5)	1998 Stock Option Plan (reflects all amendments by the Board of Directors through May 2008) (incorporated by reference to the Company's Current Report on Form 8-K filed May 28, 2008).
(e)(6)	Form of Performance-Based Stock Option Agreement under the NPS Pharmaceutical, Inc. 1998 Stock Option Plan (incorporated by reference to the Company's Annual Report on Form 10-K filed March 16, 2009).
(e)(7)
Form of Indemnity Agreement entered into between the Company and each of its officers and directors (incorporated by reference to the Company's Registration Statement on Form S-1 filed January 21, 1994).
(e)(8)	Change in Control Severance Pay Plan, as amended (incorporated by reference to the Company's Current Report on Form 8-K filed January 12, 2015).
(e)(9)(A)	2005 Omnibus Incentive Plan, as amended through May 18, 2011 (incorporated by reference to the Company's Current Report on Form 8-K filed May 24, 2011).
(e)(9)(B)	2005 Omnibus Incentive Plan, as amended through May 7, 2013 (incorporated by reference to the Company's Current Report on Form 8-K filed May 9, 2013).
(e)(10)	Form of Stock Option Grant Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed February 13, 2013).
(e)(11)	Form of Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to the Company's Current Report on Form 8-K filed February 13, 2013).
(e)(12)	Form of Restricted Stock Unit Agreement for Employees (incorporated by reference to the Company's Current Report on Form 8-K filed February 13, 2013).
(e)(13)	Form of Restricted Stock Unit Agreement for Employees (incorporated by reference to the Company's Current Report on Form 8-K filed February 13, 2013).
(e)(14)	Non-Employee Director Compensation Program (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 3, 2012).
(e)(15)	Non-Employee Director Deferred Compensation Program (incorporated by reference to the Company's Current Report on Form 8-K filed July 1, 2005).
(e)(16)	Form of Deferred Stock Unit Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed July 1, 2005).
(e)(17)(A)	Employment Agreement with Francois Nader (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 19, 2008).
(e)(17)(B)	First Amendment to the Employment Agreement with Francois Nader (incorporated by reference to the Company's Annual Report on Form 10-K filed March 16, 2009).
(e)(17)(C)	Second Amendment to the Employment Agreement with Francois Nader (incorporated by reference to the Company's Annual Report on Form 10-K filed March 16, 2009).
(e)(17)(D)	First Amendment to Restrictive Covenant Agreement with Francois Nader (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 19, 2008).
(e)(18)	Employment Agreement with Roger Garceau (incorporated by reference to the Company's Annual Report on Form 10-K filed March 16, 2009).
(e)(19)	NPS Pharmaceuticals, Inc. 2010 Employee Stock Purchase Plan (incorporated by reference to the Company's Current Report on Form 8-K filed May 24, 2010).

Exhibit No.	Description
(e)(20)	Employment Agreement with Christine Mikail dated January 30, 2014 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 8, 2014).
(e)(21)	Offer Letter with Robin Friedman dated January 30, 2014 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 8, 2014).
(e)(22)	Employment Agreement with Paul Firuta dated March 3, 2014 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 8, 2014).
(e)(23)	Amended and Restated Employment Agreement with Eric Pauwels dated May 6, 2014 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 8, 2014).
(e)(24)	Offer Letter of Susan Graf, dated as of April 29, 2013 (incorporated by reference to the Company's Annual Report on Form 10-K filed February 18, 2014) .
(e)(25)	NPS Pharmaceuticals, Inc. 2014 Omnibus Equity Compensation Plan (incorporated by reference to the Company's Current Report on Form 8-K filed May 7, 2014).
(e)(26)	Form of Incentive Stock Option Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed May 7, 2014).
(e)(27)	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed May 7, 2014).
(e)(28)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed May 7, 2014).
(e)(29)	NPS Pharmaceuticals, Inc. Deferred Compensation Plan (incorporated by reference to the Company's Current Report on Form 8-K filed May 7, 2014).

Annex A	Opinion of Goldman Sachs & Co., dated January 11, 2015.
Annex B	Opinion of Leerink Partners LLC, dated January 11, 2015.
Annex C	Section 262 of the General Corporation Law of the State of Delaware.
Annex D	Confidentiality Agreement, dated as of December 16, 2015, by and between the Company and Shire Human Genetic Therapies, Inc.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.
By:	/s/ FRANCOIS NADER
	Name:	Francois Nader
	Title:	President and Chief Executive Officer

Dated: January 23, 2015

 ANNEX A

200 West Street -- New York, New York 10282-2198 Tel: 212-902-1000 -- Fax: 212-902-3000

January 11, 2015

Board of Directors
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Shire plc ("Shire") and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of NPS Pharmaceuticals, Inc. (the "Company") of the $46.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of January 11, 2015 (the "Agreement"), among the Company, Shire Pharmaceutical Holdings Ireland Limited ("Shire Ireland"), a wholly owned subsidiary of Shire, Knight Newco 2, Inc., a wholly owned subsidiary of Shire Ireland ("Acquisition Sub"), and, for limited purposes, Shire. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $46.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares irrevocably accepted for purchase by Acquisition Sub in the Tender Offer and Shares subject to appraisal rights) will be converted into the right to be paid $46.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Shire, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain financial advisory and/or underwriting services to Shire and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Shire in connection with the proposed combination of Shire and AbbVie, Inc. announced in July of 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Shire and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Shire and its affiliates) of Shares, as of the date hereof, of the $46.00 in cash per Share to be paid to such holders. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $46.00 in cash per Share to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Shire Ireland or Shire or the ability of the Company, Shire Ireland or Shire to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $46.00 in cash per Share to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)

 ANNEX B

Leerink Partners LLC 299 Park Avenue, 21st Floor New York, NY 10171 January 11, 2015

The Board of Directors
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, NJ 07921

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of NPS Pharmaceuticals, Inc, a Delaware corporation (the "Company"), of the Consideration (other than Excluded Shares, as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger to be entered into (the "Agreement") by and among Shire Pharmaceutical Holdings Ireland Limited, a Company incorporated in Ireland ("Parent"), Knight Newco 2, Inc., a Delaware corporation and wholly owned direct or indirect subsidiary of Parent ("Merger Subsidiary"), and the Company. The Agreement provides for a transaction (the "Transaction") pursuant to which (i) Parent will cause Merger Subsidiary to commence a tender offer (the "Offer") to purchase all of the outstanding Shares at a price of $46.00 per Share (the "Offer Price"), without interest, net to the seller in cash, and (ii) that, following the consummation of the Offer, the parties intend that Merger Subsidiary will be merged with and into the Company (the "Merger"), as a result of which the Company will become a wholly owned subsidiary of Parent, and each outstanding Share (other than (a) Shares then held by the Company or held in the Company's treasury, or held by any wholly owned subsidiary of the Company, (b) Shares then held by Parent, Merger Subsidiary, or any other wholly owned subsidiary of Parent, and (c) any Shares held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the Delaware General Corporation Law), immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"). The Shares described in clauses (a), (b) and (c), together with any Shares held by any affiliate of Parent, are referred to here-in as "Excluded Shares" The Offer Price and the Merger Consideration are jointly referenced herein as the "Consideration." The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have been engaged by the Company to act as a financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise out of our engagement.

        We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have provided certain investment banking services to the Company from time to time, for which we have received compensation, including customary underwriting compensation for our roles as a co-manager on the Company's follow-on equity offering in May 2013 and as a book runner on the Company's follow-on equity offering in April 2011. In addition, we received Shares in return for our advisory services related to the repurchase of ex-US rights to Gattex and Natpara from Takeda in March 2013. We continue to hold these Shares as of the date of this opinion. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent or their respective affiliates.

        Consistent with applicable legal and regulatory requirements, Leerink Partners LLC ("Leerink") has adopted policies and procedures to establish and maintain the independence of Leerink's research departments and personnel. As a result, Leerink's research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Transaction and other participants in the Transaction that differ from the views of Leerink's investment banking personnel.

        In connection with this opinion, we have reviewed, among other things: (i) the draft of the Merger Agreement, dated January 10, 2015 (the "Agreement"); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours, /s/ Leerink Partners LLC LEERINK PARTNERS LLC

 ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a.
      Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b.
      Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

      c.
      Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

      d.
      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

 ANNEX D

EXECUTION COPY

December 16, 2014

CONFIDENTIAL

Shire Human Genetic Therapies, Inc.
300 Shire Way
Lexington, MA 02421

Ladies and Gentlemen:

        In connection with the evaluation of a possible negotiated transaction (the "Transaction") between NPS Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and Shire Human Genetic Therapies, Inc., a Delaware corporation ("Shire"; the Company and Shire, each a "Party" and, together, the "Parties") or any of their respective affiliates (as defined below), the Company and its Representatives (as defined below) may furnish Shire certain information and materials concerning the Company and its affiliates that is proprietary, non-public or confidential. As a condition to such information and materials being furnished to Shire, Shire agrees to treat all Evaluation Material (as defined below) in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions hereinafter set forth.

        1.    Evaluation Material.    The term "Evaluation Material" shall be deemed to include all information and materials relating to the Company or its subsidiaries, divisions or businesses provided by the Company or any of its Representatives to Shire or to its Representatives after the date hereof (whether in tangible form or disclosed orally). The term "Evaluation Material" shall also include the portion of all notes, analyses, compilations, studies, interpretations, memoranda, reports or other documents (regardless of the form thereof) prepared by Shire or its Representatives which contain, reflect or are based upon any such information furnished to Shire or any of its Representatives pursuant to this letter agreement. Notwithstanding the foregoing, "Evaluation Material" shall not include information or material that Shire can demonstrate (i) at the time of disclosure or thereafter is generally available to the public other than as a result of an act or omission attributable to Shire or any of its Representatives that is inconsistent with the terms of this letter agreement; (ii) is or becomes available to Shire or a Representative of Shire on a non-confidential basis from a source other than Shire or a Representative of Shire who, insofar as is known to Shire or such Representative, as applicable, is not prohibited from transmitting the information to Shire or such Representative, as applicable, by any contractual, legal or fiduciary obligation to the Company or any of its Representatives; (iii) was within the possession of Shire or an affiliate of Shire prior to when it was furnished to Shire or such affiliate by or on behalf of the Company; provided that the Person who furnished such information to Shire or such affiliate, as applicable,

550 Hills Drive, 3rd Floor, Bedminster, NJ 07921 - phone 908-450-5300 - fax 908-450-5351 - www.npsp.com was not known by Shire or such affiliate, as applicable, to be prohibited from transmitting the information to Shire or such affiliate, as applicable, by any contractual, legal or fiduciary obligation to the Company or any of its Representatives; or (iv) is otherwise lawfully independently developed by Shire or a Representative of Shire without use of or reference to any Evaluation Material. "Representatives" of a Party shall mean the Party's affiliates, and the Party's and its affiliates' respective directors, officers, employees, agents, attorneys, accountants and financial advisors. For purposes of this letter agreement, the term "Representatives" as applied to Shire includes potential debt financing sources but does not include potential equity financing sources or co-bidders, unless approved in writing in advance by the Company.

        2.    Disclosure and Use of Evaluation Material.    Except in compliance with paragraph 4, Shire shall not in any manner make Evaluation Material available to any Person (as defined below), except for disclosures to Shire's Representatives to the extent such Representatives (i) "need to know" such Evaluation Material to consider, evaluate, negotiate and/or implement the Transaction on Shire's behalf, (ii) are informed by Shire in advance of the confidential nature of the Evaluation Material, (iii) are directed by Shire to treat the Evaluation Material confidentially, provided, however, that Shire shall cause Shire plc and its affiliates (each, a "Shire Entity") to treat the Evaluation Material confidentially and (iv) are directed by Shire to act consistently with the applicable terms of this letter agreement, provided, however, that Shire shall cause each Shire Entity to act consistently with the applicable terms of this letter agreement. Shire will be fully responsible for any action of its Representatives that is inconsistent with the terms of this letter agreement applicable to such Representatives. Shire and its Representatives shall use Evaluation Material only for and solely to the extent necessary to consider, evaluate, negotiate and/or implement the Transaction between the Parties; provided, however, that, except as otherwise provided for in this letter agreement (including but not limited to the last paragraph of paragraph 9), Shire and its Representatives shall not use any Evaluation Material for any purpose after the Company has requested return or destruction of the Evaluation Material. Shire shall promptly notify the Company if it becomes aware of any unauthorized use or disclosure of any Evaluation Material, and, at the Company's request, shall, in the case of a Shire Entity, take all actions necessary and, in the case of all other Representatives, take commercially reasonable actions, to terminate or remedy any unauthorized use or disclosure that results from any act or omission of Shire or any of its Representatives.

        3.    Ownership of Evaluation Material; No License.    All proprietary and intellectual property rights in and to the Evaluation Material shall remain, as between the Parties, the sole and exclusive property of the Company and its affiliates. No license, title, interest or right in or to the Evaluation Material is granted to Shire or its Representatives under this letter agreement.

        4.    Legally Required Disclosure.    If Shire or any of its Representatives, with respect to Confidential Information (as defined below), or the Company or its Representatives, with respect to Identifying Information (as defined below), are requested or required to disclose any Confidential Information or Identifying Information, as the

case may be (the Party or its Representatives making such disclosure, the "Disclosing Party"), pursuant to a subpoena, deposition, interrogatory, request for documents, court order, civil investigative demand or similar legal or judicial process or other oral or written request issued by a court of competent jurisdiction or by a domestic or foreign federal, state or local governmental or regulatory authority (including a self-regulatory organization), or by law, rule, regulation, securities or share exchange or market rule, listing authority or listing agreement with any securities or share exchange or market, the Disclosing Party shall, to the extent permitted by applicable law, rule or regulation, provide the other Party with prompt written notice of any such request or requirement so that the other Party or any of its Representatives may seek a protective order or other appropriate remedy or waive compliance with the applicable provisions of this letter agreement. Upon the other Party's request and at its sole cost and expense, the Disclosing Party shall exercise its commercially reasonable efforts to cooperate with the other Party to seek such protective order or other remedy and to take legally available steps to resist or narrow the scope of such request or requirement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the other Party, the Disclosing Party is nonetheless, based on the advice of outside legal counsel, required to make any such disclosure, the Disclosing Party may, without liability hereunder, disclose only that portion of the Confidential Information or Identifying Information, as the case may be, which the Disclosing Party is, based on the advice of such counsel, required to disclose and will exercise commercially reasonable efforts to preserve the confidentiality of the remaining Confidential Information or Identifying Information, as the case may be, not so disclosed.

        5.    Return or Destruction of Materials.    At any time upon the written request of the Company for any reason, Shire shall promptly, at Shire's election, either deliver, and cause its Representatives to deliver, to the Company or destroy, and cause its Representatives to destroy, all written Evaluation Material, including documents, disks, copies and other materials containing, representing or derived from Evaluation Material (or any part thereof), which destruction shall include erasing or destroying all such information stored or running on computer memory or in any other data storage device; provided, however, that (i) Shire's unaffiliated Representatives may retain, solely for compliance purposes, copies of Evaluation Material in accordance with policies and procedures implemented by such Persons in order to comply with law, regulation or professional standards, (ii) Shire may retain one copy of all such Evaluation Material in its legal department solely for archival and compliance purposes and (iii) Shire and its Representatives may retain Evaluation Material to the extent it is "backed-up" on electronic information management and communication systems or servers as a result of automated backup procedures, on the condition that Shire and its Representatives do not access them for any commercial or business purpose (it being understood, for the avoidance of doubt, that Shire's and its Representatives' legal and IT personnel may access the Evaluation Material in the ordinary course of their duties). Upon the written request of the Company, an appropriate authorized officer of Shire shall certify in writing that Shire and its Representatives have complied with this paragraph 5. Notwithstanding the return or destruction of Evaluation Material, Shire and its Representatives will continue to be bound by their obligations of confidentiality and other obligations hereunder, unless otherwise provided for in this letter agreement.

        6.    Nondisclosure of the Transaction.    Without the prior written consent of the Company, Shire will not, and will cause each Shire Entity and direct its other Representatives not to, disclose to any Person (other than Shire's Representatives) (i) that Evaluation Material exists or has been made available, (ii) that this letter agreement has been signed, (iii) that any investigation, discussion or negotiations may be, are or have been taking place concerning the Transaction, (iv) the content or substance of any such investigation, discussion or negotiations or (v) the terms, conditions or other facts with respect to the Transaction, including the status thereof (collectively, the "Transaction Information" and together with the Evaluation Material, the "Confidential Information"). Shire's obligations in the preceding sentence shall survive any return or destruction of Evaluation Material pursuant to paragraph 5, unless otherwise provided for in this letter agreement. The Company will not, and will direct its Representatives not to, identify Shire or its affiliates by name, or disclose any information that would reasonably be expected to identify Shire or its affiliates, as being involved in discussions or negotiations concerning the Transaction or having received Evaluation Material (the "Identifying Information"), to any Person other than its Representatives.

        7.    No Solicitation and No-Hire of Personnel.    During a one year period commencing on the date hereof, Shire shall not, and shall cause its affiliates not to, directly or indirectly, solicit or knowingly cause to be solicited for employment, or employ, hire or contract with (as an employee, independent contractor or otherwise) or in any manner retain any then-current employee of the Company or any of its affiliates at or above the level of "Director" with whom Shire first had contact or who first became known to Shire in connection with its evaluation of the Transaction or otherwise knowingly induce or attempt to induce any such employee to terminate or otherwise cease his or her employment with the Company or any of its affiliates; provided, however, (i) the foregoing provision will not prevent Shire or its affiliates from soliciting any such employee pursuant to a general solicitation or advertisement which is not directed at employees of the Company or its affiliates (including through recruiters) and Shire shall not be restricted in hiring any such employee who responds to any such general solicitation (including through recruiters) and (ii) Shire and its affiliates shall not be restricted from soliciting or hiring any such employee who has been terminated by the Company or its affiliates prior to any direct or indirect solicitation or inducement by Shire and its affiliates.

        8.    Representations and Warranties.    Except as otherwise may be provided by a definitive written agreement executed and delivered by the parties to the Transaction, if any, Shire (i) acknowledges that neither the Company nor any of the Company's Representatives makes any representation or warranty, either express or implied, as to the accuracy, completeness or scope of any Evaluation Material, (ii) agrees that neither Shire nor any of Shire's Representatives is entitled to rely on the accuracy, completeness or scope of any Evaluation Material, (iii) agrees that neither the Company nor any of the Company's Representatives shall have any liability to Shire or any of

Shire's Representatives resulting from Shire or any of Shire's Representatives' use of the Evaluation Material or any errors therein or omissions therefrom, (iv) acknowledges that neither the Company nor any of the Company's Representatives is under any obligation to make available any Evaluation Material to Shire or any of Shire's Representatives and (v) acknowledges that the Company and the Company's Representatives expressly disclaim any duty to update or supplement any Evaluation Material provided under this letter agreement regardless of the circumstances. With respect to Evaluation Material, only the representations and warranties of the Company or any of its Representatives that are made in a definitive written agreement for the Transaction, when, as and if executed and delivered, and subject to such limitations and restrictions as may be specified therein, shall have any legal effect.

        9.    Other Restrictions.    Shire agrees that, for a period of one year from the date of this letter agreement (the "Standstill Period"), Shire shall not, and shall cause Shire plc and its controlled affiliates not to, directly or indirectly, alone or in concert with one or more Persons, and shall direct its Representatives not to (acting by or on behalf of Shire, Shire plc or any of its controlled affiliates):

          (1)   effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or in any way knowingly assist, knowingly facilitate or knowingly encourage any other Person to effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in: (a) the acquisition of, or obtaining any economic interest in or any right to direct the voting or disposition of, any securities of the Company or any of its subsidiaries (or any Derivative Securities (as defined below)), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such Party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to "beneficial ownership" (as such term is used in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")); (b) any tender or exchange offer for securities of the Company or any of its subsidiaries or merger, consolidation, business combination or acquisition (including of a majority of the Company's and its Subsidiaries' consolidated assets) involving the Company or any of its subsidiaries; (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (d) any "solicitation" of "proxies" to vote (as such terms are used in Regulation 14A of the Exchange Act), becoming a "participant" in any "election contest" (as such terms are defined in Rule 14a-11 of the Exchange Act), or initiating, proposing, encouraging or otherwise soliciting any stockholder(s) of the Company for the approval of any stockholder proposals with respect to the Company, or otherwise seeking to solicit, advise or influence any Person with respect to the voting of any securities of the Company.

          (2)   deposit any voting securities of the Company in a voting trust or subject voting securities of the Company to a voting agreement or other agreement or arrangement with respect to the voting of such securities, including, without limitation, lend any securities of the Company to any Person for the purpose of allowing such Person to vote such securities in connection with any vote or consent of the Company;

          (3)   form, join or in any way participate in a "partnership, limited partnership, syndicate, or other group" (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) with respect to any securities or Derivative Securities of the Company;

          (4)   otherwise act to seek to control or influence the management, Board of Directors or policies of the Company or any of its subsidiaries (including, without limitation, by seeking to place any representative on the Board of Directors of the Company or seeking to have called any meeting of stockholders of the Company);

          (5)   request that the Company amend or waive, or consider the amendment or waiver of, any provision of this letter agreement;

          (6)   take any action (including any communication with or to the Company or any of its stockholders) which would reasonably be expected to result in the Company making a public announcement regarding any of the types of matters set forth in this paragraph 9;

          (7)   knowingly encourage, knowingly assist, advise, enter into any arrangements with, act as a financing source for or otherwise invest in any significant manner in any other Person with respect to any of the foregoing; or

          (8)   disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing.

        Shire represents and warrants to the Company that, as of the date of this letter agreement, none of Shire, Shire plc or any of its controlled affiliates, directly or indirectly, (i) own of record or beneficially any securities or Derivative Securities of the Company (other than for the avoidance of doubt any of the foregoing constituting one percent (1%) or less of the voting securities of the Company and held by any employee benefit plan of Shire plc or any of its subsidiaries by virtue of an investment vehicle over which Shire plc and its controlled affiliates exercise no investment discretion, or any trustee or other fiduciary in such capacity under any such employee benefit plan), (ii) possess or have the right to possess any economic interest, any right to direct the voting or disposition of, or any other right with respect to, any securities or Derivative Securities of the Company (other than for the avoidance of doubt any of the foregoing constituting one percent (1%) or less of the voting securities of the Company and held by any employee benefit plan of Shire plc or any of its subsidiaries by virtue of an investment vehicle over which Shire plc and its controlled affiliates exercise no investment discretion, or any trustee or other fiduciary in such capacity under any such employee benefit plan), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such Party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to "beneficial ownership" (as such term is used in Rule 13d-3 under the Exchange Act), or (iii) have entered into any arrangements, agreements or understandings with any other Person that, if entered into following the date of this letter agreement, would violate this paragraph 9.

        Notwithstanding anything in this letter agreement to the contrary, the provisions of this paragraph 9 shall immediately terminate and be inoperative and of no force and effect upon (i) any Person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act)) (A) becoming the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) or constructive economic owner of 50% or more of the outstanding equity securities of the Company entitled to vote in the normal course in the election of the Board of Directors ("Equity Securities") or (B) commencing a tender or exchange offer that, if consummated, would make such Person or group (together with such Person's or Persons' affiliates) the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) or constructive economic owner of 50% or more of the Equity Securities of the Company and, in the case of clause (B), the Company's Board of Directors failing to recommend against its stockholders tendering their shares into such offer within 10 business days after the commencement of such offer or at any time thereafter at which it publicly takes a new position with respect to such offer or (ii) the Company entering into a definitive agreement with a third party to effectuate (x) a sale of 50% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole, or (y) a transaction in which, based on information publicly available at the time of announcement of the entering into of such agreement, the holders of the Equity Securities of the Company prior to such transaction are not reasonably likely to own, immediately following such transaction, more than 75% of the Equity Securities of either (I) the corporation resulting from such transaction (the "Surviving Corporation"), or (II), if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of all of the outstanding Equity Securities of the Surviving Corporation. In addition, nothing contained in this letter agreement shall prohibit Shire from making confidential communications to, including making any offer or proposal to, the Board of Directors of the Company. In the event that the limitations in this paragraph 9 expire or terminate, no other restrictions of this letter agreement will be interpreted to prevent Shire from (a) using the Confidential Information to formulate a proposal for a business combination transaction or in connection with any of the actions described in clauses (1) through (8) of this paragraph 9 or (b) from publicly disclosing the history of negotiations between the Parties or other Transaction Information to the extent reasonably necessary to comply with federal securities law disclosure obligations or other applicable law, regulation or securities or share exchange or market rules. Notwithstanding the foregoing, none of the foregoing restrictions shall prevent Shire or its affiliates from acquiring any company or entity or any interest or securities in any company or entity which holds, or is interested in, up to five percent (5%) of the outstanding shares of any class of the Company's or any of the Company's affiliates' securities, except where the reason for, or purpose of, that purchase is to acquire an interest in the Company's or any the Company's affiliates' securities or Derivative Securities.

        10.    Definitive Agreement.    Except as may be set forth in a definitive written agreement regarding the Transaction between the Company and Shire, if any, the Company has the absolute right to determine what information, properties and personnel it wishes to make available to Shire. Unless a definitive written agreement regarding the Transaction between the Company and Shire has been executed and delivered by each of them (or their respective affiliates, as applicable), neither Shire, the Company, nor any of their respective affiliates shall be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this letter agreement or any other written or oral expression or conduct with respect to the Transaction except as agreed to in this letter agreement. Shire further acknowledges and agrees that the Company and its Representatives reserve the right, in their sole discretion, to reject any and all proposals made by Shire or any of its Representatives with regard to the Transaction, and to terminate discussions and negotiations with Shire or any of its Representatives at any time.

        11.    Securities Laws.    Each Party acknowledges that it is aware (and that its Representatives who are apprised of the Transaction have been or will be advised) of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any Person who has received material, nonpublic information from the issuer of such securities and on the communication of such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities in reliance upon such information.

        12.    Remedies; Severability; Waiver.    Each Party agrees that monetary remedies would be inadequate to protect the other Party against any actual or threatened breach of this letter agreement, and, without prejudice to any other rights and remedies otherwise available to the non-breaching Party, the non-breaching Party shall be entitled to equitable relief, including injunctive relief and specific performance in its favor without proof of actual damages. Each Party agrees to waive, and to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. If any term or provision of this letter agreement, or any application thereof or any circumstances, shall, to any extent for any reason, be held to be invalid or unenforceable, the remainder of this letter agreement, or the application of such term or provision to circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby and shall be construed as if such invalid or unenforceable provision had never been contained herein and each term and provision of this letter agreement shall be valid and enforceable to the fullest extent permitted by applicable law. No failure or delay by any Person in exercising any right or remedy hereunder shall operate as a waiver thereof, and a waiver of a particular right or remedy on one occasion shall not be deemed a waiver of any other right or remedy, or a waiver on any subsequent occasion.

        13.    Notices.    All notices hereunder to a Party shall be deemed given if in writing and delivered, if sent by courier, electronic mail (if telephonically confirmed) or by registered or certified mail (return receipt requested) to the Party at its address (or at such other address as shall be specified by like notice) set forth on the signature page(s)

to this letter agreement. Any notice given by delivery, mail (including electronic mail) or courier shall be effective when received.

        14.    No Unauthorized Contact.    During the Standstill Period, unless otherwise agreed in writing by the Company, all (i) communications regarding the Transaction, (ii) requests for additional information or Evaluation Material in connection with the Transaction, (iii) requests for property tours or management meetings and (iv) discussions or questions regarding procedures in connection with the Transaction, will be submitted or directed solely to those Representatives of the Company who are designated in writing by the Chief Executive Officer of the Company from time to time for such purpose. During the Standstill Period, Shire further agrees not to contact, and to cause and direct its Representative not to contact, any officers, directors, employees or independent contractors of the Company or any of its subsidiaries in connection with the Transaction without the prior written consent of the Company (or a Representative of the Company referred to in the prior sentence).

        15.    Term.    Except as otherwise provided in this letter agreement, this letter agreement shall terminate on the date that is three (3) years after the date of this letter agreement; it being agreed that such termination shall not relieve any party from its responsibilities in respect of any breach of this letter agreement prior to such termination.

        16.    Certain Definitions.    References in this letter agreement to (a) a "Person" shall be deemed to include a person, firm, entity, partnership, association or any other business organization or division thereof; (ii) an "affiliate" of a Person shall be to a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified; and (iii) "Derivative Securities" means any rights, options or other securities convertible into or exercisable or exchangeable for, or any obligations measured by the value or price of, securities of the Company, including without limitation, any swaps or other derivative arrangements.

        17.    Miscellaneous.    This letter agreement supersedes all prior agreements, written or oral, between the Company and Shire relating to the subject matter of this letter agreement. No provision of this letter agreement may be amended or modified, in whole or in part, nor any waiver or consent given, unless approved in writing by the Company and Shire in the case of an amendment or modification or by the Party to be charged in the case of a waiver or consent, which writing specifically refers to this letter agreement and the provision so amended or modified or for which such waiver or consent is given. Neither Party may assign this letter agreement or any part thereof without the prior written consent of the other Party, and any purported assignment without such consent shall be null and void, it being understood that the Company's rights and obligations hereunder may be assigned by the Company in connection with a transaction to an acquirer of all or substantially all of the Company. This letter agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

        The validity and interpretation of this letter agreement, and all controversies arising from or relating to performance under this letter agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles to the extent such conflicts of laws principles would result in the application of the laws of another jurisdiction. In the event of any dispute arising out of or relating to this letter agreement, the Parties consent to the exclusive jurisdiction of the Delaware Court of Chancery (and, solely in the event the Delaware Court of Chancery does not have subject matter jurisdiction, any federal court sitting in Wilmington, Delaware), including any appellate courts therefrom, for the purposes of resolving said dispute. EACH PARTY AND EACH OF ITS REPRESENTATIVES BOUND TO THE TERMS HEREOF HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS TO A JURY TRIAL IN RESPECT OF ANY CLAIM OR CAUSE OF ACTION IN ANY COURT IN ANY JURISDICTION BASED UPON OR ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT. THE FOREGOING WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS LETTER AGREEMENT. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same agreement. Signatures to this letter agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Page Follows]

        If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter of this letter agreement.

Very truly yours,
NPS Pharmaceuticals, Inc.
By:	/s/ FRANCOIS NADER Francois Nader, MD, MBA President & Chief Executive Officer NPS Pharmaceuticals, Inc. 550 Hills Drive, 3rd Fl. Bedminster, New Jersey 07921
Address for Notices:
Christine Mikail Senior Vice President, Legal Affairs & General Counsel NPS Pharmaceuticals, Inc. 550 Hills Drive, 3rd Fl. Bedminster, New Jersey 07921 E-mail: CMikail@npsp.com

CONFIRMED AND AGREED as of the date first written above
Shire Human Genetic Therapies, Inc.
By:	/s/ ELLEN ROSENBERG Head Counsel, U.S. Commercial Shire Human Genetic Therapies, Inc.
Address for Notices:
Ellen Rosenberg Head Counsel, U.S. Commercial Shire Human Genetic Therapies, Inc. 300 Shire Way Lexington, MA 02421 E-mail: erosenberg@shire.com

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
  Item 9. Exhibits
SIGNATURE
  ANNEX A
  ANNEX B
  ANNEX C
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
  ANNEX D EXECUTION COPY